As filed with the Securities and Exchange Commission on May 7, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

 Cornerstone Bancshares, Inc.
(Exact name of registrant as specified in its charter)
Tennessee (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	62-1173944 (I.R.S. Employer Identification Number)

835 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 385-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nathaniel F. Hughes
President and Chief Executive Officer
Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 385-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:
W. Scott McGinness, Jr. Miller & Martin PLLC Suite 1000, Volunteer Building 832 Georgia Avenue Chattanooga, Tennessee 37402-2289 (423) 756-6600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Series A Convertible Preferred Stock, no par value	600,000	$25.00		$15,000,000		$1,070.00
Common Stock, $1.00 par value per share	(2)	N/A	(2)	N/A	(2)	N/A	(2)
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
Includes an indeterminate number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock. The registrant will receive no consideration for the issuance of shares of Common Stock upon conversion of the Series A Convertible Preferred Stock. Therefore, pursuant to Rule 457(i), no filing fee is required with respect to the shares of Common Stock registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus Subject to Completion, Dated May 7, 2010

CORNERSTONE BANCSHARES, INC.

600,000 Shares of Series A Convertible Preferred Stock ($15,000,000)

We are offering to sell up to 600,000 shares of our Series A Convertible Preferred Stock, which we refer to in this prospectus as the “Series A Preferred Stock,” at a price of $25.00 per share. The annual cash dividend on each share of Series A Preferred Stock is $2.50, which is equal to 10% of the original issue price of $25.00 per share of Series A Preferred Stock (subject to adjustment as described herein), and is payable quarterly in arrears, if, as and when declared, on the 15th day of February, May, August and November, commencing November 15, 2010 (or such later date as may be determined as described herein). Any dividend payable on the Series A Preferred Stock that is not declared by our board of directors or paid will accumulate.

Each share of Series A Preferred Stock will be convertible at your option at any time into five (5) shares of our Common Stock, which we refer to herein as the “conversion rate” (subject to adjustment as described herein), reflecting an initial conversion price of $5.00 per share of Common Stock. The shares of Series A Preferred Stock are also convertible at our option, in whole or in part, into shares of our Common Stock at the conversion rate, at any time on or after July 31, 2015 if the closing price (as defined herein) of our Common Stock equals or exceeds 150% of the conversion price on each of the 30 consecutive trading days immediately preceding the date we give notice of our election to so convert. Cash will be paid in lieu of issuing any fractional shares. Subject to prior regulatory approval, the Series A Preferred Stock is also redeemable by us, in whole or in part, at any time after July 31, 2015 for a redemption price equal to the original issue price plus any accumulated and unpaid dividends. All shares of our Common Stock issued upon conversion of the Series A Preferred Stock will be freely tradable without restriction under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates.”

This offering will be made to our shareholders and our and Cornerstone Community Bank’s (our subsidiary) officers, directors and employees who are residents of those states in which this offering is being made, whom we collectively refer to in this prospectus as the “Offerees.” We are offering these shares on a “first come, first served” basis. We do not intend to sell less than 400 shares or more than 100,000 shares to any person, although we reserve the right to make exceptions in our sole discretion. The offering of shares of Series A Preferred Stock to the Offerees is being made only through the efforts of our directors and executive officers. Once made, subscriptions may not be revoked by subscribers. Shares of Series A Preferred Stock not purchased by Offerees within four weeks of the effective date of this prospectus may be made available to the public through any eligible broker or dealer named in a subscription agreement as having assisted the subscriber in making the investment. Shares of Series A Preferred Stock sold through eligible brokers or dealers will be sold at a price of $25.00 per share and we will pay a commission equal to 2.0% of that amount. We may commence to offer shares through brokers and dealers at any time after the expiration of the four week period referred to above. Unless extended by us in our sole discretion, this offering will terminate 180 days after the effective date of this prospectus.

We will conduct the offering solely on a best efforts, no minimum basis, which means there are no purchase commitments from underwriters and no minimum number of shares that must be sold in the offering in order to accept subscriptions and close the offering. With respect to shares offered, all funds will be placed in a segregated account at Cornerstone Community Bank pending our acceptance of the associated subscriptions. Accordingly, we may raise less than $15,000,000 in the offering and the funds from any subscriptions we accept will be immediately available to us. As soon as practicable after the acceptance of any subscription, we will cause to be sent certificates for shares of Series A Preferred Stock representing the subscriptions accepted by us. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be returned, without interest, as soon as practicable. We reserve the right to amend or terminate the offering at any time.

Prior to this offering, there has not been a public market for the shares of Series A Preferred Stock. We anticipate that the shares of Series A Preferred Stock will be quoted in the over-the-counter market and, thus, that a secondary, though limited, market may develop for the shares sold in this offering. Our Common Stock is quoted on the OTC Bulletin Board under the symbol CSBQ. On               , 2010, the last reported sale price of the Common Stock was $         per share.

Investing in the Series A Preferred Stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 10 of this prospectus.

The following table presents an estimate of the average per share proceeds to us and the maximum potential proceeds to us if the offering is fully subscribed, assuming payment of the 2.0% commission on 50% of the shares sold.

	Per Share	Total
Price to the public	$25.00	$15,000,000
Broker-dealer commissions	$0.25	$150,000
Proceeds, before expenses, to us	$24.75	$14,850,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS             , 2010.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
SUMMARY CONSOLIDATED FINANCIAL DATA	7
RISK FACTORS	10
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS	20
USE OF PROCEEDS	21
DETERMINATION OF OFFERING PRICE	22
THE OFFERING	23
MARKET PRICE OF OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS	25
PLAN OF DISTRIBUTION	26
OUR BUSINESS	27
MANAGEMENT	35
RECENT DEVELOPMENTS	37
DESCRIPTION OF THE SERIES A PREFERRED STOCK	39
DESCRIPTION OF OTHER CAPITAL STOCK	45
VALIDITY OF THE SECURITIES	47
EXPERTS	47
WHERE TO FIND MORE INFORMATION ABOUT US	47
DOCUMENTS INCORPORATED BY REFERENCE	48

i

ABOUT THIS PROSPECTUS

It is important for you to read and consider all of the information contained in this prospectus before making your investment decision. You should rely only on the information contained in this prospectus and any related free writing prospectus that we file with the Securities and Exchange Commission, or the Commission. We have not authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We are not making an offer to sell our Series A Preferred Stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Series A Preferred Stock. Our business, financial condition and results of operations may have changed since that time.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and banking markets in Georgia and Tennessee. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Series A Preferred Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, we frequently use the terms “we”, “our”, “us” and the “Company” to refer to Cornerstone Bancshares, Inc., Cornerstone Community Bank and Eagle Financial, Inc., which we own as a combined entity, except where it is clear that the terms mean only Cornerstone Bancshares, Inc. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “RISK FACTORS” section beginning on page 10.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It may not contain all of the information you should consider before investing in the Series A Preferred Stock. You should read the entire prospectus carefully, and particularly consider our financial statements, the notes thereto and the section on Risk Factors, before deciding to invest in the shares of Series A Preferred Stock offered under this prospectus.

Bank Holding Company Structure and Operations

Cornerstone Bancshares, Inc. is a Tennessee-chartered bank holding company registered under the Bank Holding Company Act of 1956, as amended, and headquartered in Chattanooga, Tennessee. We conduct our operations primarily through our wholly owned subsidiary, Cornerstone Community Bank.

Cornerstone Community Bank (the “Bank”) is a Tennessee banking corporation emphasizing personal service to businesses and households located within the Chattanooga, Tennessee Metropolitan Statistical Area (MSA). The Bank has five full-service banking offices located in Hamilton County, Tennessee, and one loan production office located in Dalton, Georgia. A second loan production office located in Knoxville, Tennessee was closed in September 2009. The principal business of the Bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, consumer loans, and residential and commercial construction loans. Funds not invested in the loan portfolio are invested by the Bank primarily in obligations of the U.S. Government, U.S. Government agencies, various states and their political subdivisions.

Eagle Financial, Inc. (“Eagle”), our indirect wholly owned subsidiary, primarily operates as a commercial factoring company which concentrates its business on the purchase of accounts receivable from small businesses and commercial loan placement on a conduit basis. Eagle has a primary focus of lending to temporary staffing companies. The Company previously owned and operated Eagle. However, on June 30, 2009, the Company sold its interest in Eagle to the Bank, which allowed the Bank to consolidate additional capital and improve its regulatory capital position.

As of March 31, 2010, we had total assets of $562.1 million, $325.9 million of loans net of unearned fees, before loan loss allowance of $6.8 million, deposits of $429.2 million and shareholders’ equity of $28.6 million.

Market and Competition

The banking business is highly competitive and we experience competition in our markets from many other financial institutions. The Bank competes actively with 29 commercial banks, as well as finance companies, credit unions and other financial institutions located in its service area, which includes Hamilton County, Tennessee.

The Bank’s deposits totaled approximately $405 million as of December 31, 2009. The deposit base represents approximately 4.2% of the deposit base in the Chattanooga, Tennessee MSA, with three major regional banks (each with over 20 branches in the MSA) representing approximately 53.8% of the deposits in the MSA.

Market Segment

The Bank’s primary market segment is businesses with annual sales of $1 million to $50 million and households attracted to our increased focus on customer service and personal touch. To succeed in this competitive market segment, we have attracted highly trained and experienced lending specialists that can advise business owners with respect to financial and strategic goals and recommended structures that can be implemented to accomplish their goals. Tools the Bank uses to accomplish this service include general commercial credit products, such as lines of credit, term loans and cash management programs, as well as, asset based lending and Small Business Administration lending programs.

Business Strategy

The Bank competes for deposits principally by offering depositors a variety of deposit programs with competitive interest rates, quality service and convenient locations and hours. The Bank intends to continue to focus its resources to seek out and attract small business relationships and take advantage of its ability to provide flexible service that meets the needs of this customer class. We feel this market niche is the most promising business area for the future growth of the Bank.

Supervision and Regulation

As a bank holding company, we are registered with and regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). We are also required to comply with the rules and regulations of the Securities and Exchange Commission (the “Commission”) under federal securities laws. As a Tennessee-chartered commercial bank, the Bank is subject to the supervision and regulation of the Tennessee Department of Financial Institutions (the “TDFI”). Because the Bank’s deposit accounts are insured up to the applicable limits by the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”), the Bank is also subject to the supervision and regulation of the FDIC.

Recent Developments Giving Rise to this Offering

As a result of negative developments over the past few years in the capital and credit markets generally and in the local areas in which we operate particularly, we have experienced significant declines in our asset quality. Resultant loan losses and related provision expenses greatly reduced our earnings in 2007 and 2008, and led to a net loss of $8.2 million in 2009. Coupled with our continued payments of cash dividends throughout 2007 and 2008 and the first two quarters of 2009, these losses caused material deterioration in the Bank’s capital levels. To assist the Bank in maintaining regulatory capital levels, we drew funds under our line of credit facility with Silverton Bank, N.A. to fund contributions to the Bank’s capital during 2007 and 2008. In March 2009, the line of credit was reworked into two holding company loans (a revolving line of credit and a term loan). However, due to the continuing decline in our financial condition during 2009, we were unable to maintain compliance with certain financial covenants contained in the credit facility agreement relating to these holding company loans. The loans are secured by our pledge of 100% of the Bank’s common stock. In May 2009, Silverton Bank, N.A. was closed by the Office of the Comptroller of the Currency, and the FDIC, which was named receiver, formed Silverton Bridge Bank, N.A. to take over its operations. The FDIC subsequently notified us that our holding company loans, which as of December 31, 2009 had an aggregate outstanding balance of $5.4 million, could be sold in the open market. These loans were renewed in January 2010. Although we have received a waiver regarding all covenant violations through March 31, 2010, we have not obtained a waiver with respect to subsequent covenant violations. See “RECENT DEVELOPMENTS — Asset Quality Deterioration and Covenant Noncompliance Under Holding Company Loans.”

On November 12, 2009, following a joint examination of the Bank by the FDIC and the TDFI commenced on October 8, 2009, the FDIC presented us with a letter noting that the Bank had been downgraded from a “well capitalized” to an “adequately capitalized” position within the meaning of applicable FDIC regulations as a result of the decline in the Bank’s capital levels as of September 30, 2009. As a result, the FDIC, among other things, placed restrictions on the Bank’s ability to pay cash dividends, requiring that the Bank first obtain a non-objection from the FDIC. Therefore, we have not received dividends from the Bank since November 12, 2009, which has impaired our ability to service our indebtedness under our holding company loans and contributed to the going concern risk noted by our independent registered public accounting firm in its report dated March 29, 2010. Due to an increase in earnings and a reduction in risk-based assets, the Bank returned to a “well capitalized” position under the FDIC regulations as of March 31, 2010, but is now subject to higher capital requirements under the FDIC and TDFI enforcement actions discussed below. See “RECENT DEVELOPMENTS — Joint Examination of the Bank and Downgrade in its Capital Position.”

Following the issuance of a written report by the FDIC and the TDFI concerning their joint examination of the Bank in October 2009, the Bank entered a consent order with the FDIC on April 2, 2010 and a written agreement with the TDFI on April 8, 2010, each concerning areas of the Bank’s operations identified in the report as warranting improvement and presenting substantially similar plans for making those improvements. The consent order and written agreement, which we collectively refer to as the “Action Plans” in this prospectus, among other things, prohibit the Bank from declaring or paying cash dividends without the written consent of the FDIC and the TDFI, and further require that the Bank develop and implement a number of specified written plans, policies and procedures. In addition, the Action Plans require the Bank to prepare and implement a written capital plan to increase its Tier 1 capital and to achieve and maintain specified capital ratios that exceed the requirements for “well capitalized” institutions under current FDIC regulations. For a detailed discussion of the requirements of the Action Plans, see “RECENT DEVELOPMENTS — FDIC and TDFI Enforcement Actions.” The Action Plans will remain in effect until modified or terminated by the FDIC or the TDFI, as the case may be.

Also as a result of the October 2009 joint examination, we received a letter dated March 30, 2010 from our primary banking regulator, the Federal Reserve Bank of Atlanta (the “Federal Reserve Bank”). The letter directs us to obtain the written approval of the Federal Reserve Bank before we (i) incur any indebtedness; (ii) declare or pay any dividends; (iii) redeem any corporate stock; or (iv) make any other payment representing a reduction in our capital, except for the payment of normal and routine operating expenses. The letter notes that we are in “troubled condition” under Regulation Y as a result of the Bank’s condition. Therefore, we are required to give notice to the Federal Reserve Bank before we undertake any changes in senior executive management or directorships, and to obtain the approval of the Federal Reserve Bank (with the written concurrence of the FDIC) before we grant or enter into any agreement to provide a golden parachute or severance payment. See “RECENT DEVELOPMENTS—Federal Reserve Bank Restrictions.”

In light of the foregoing developments, we are conducting this offering to raise the capital necessary to, in order of priority, (i) retire our outstanding indebtedness under our holding company loans with Silverton Bridge Bank, N.A. (estimated to be approximately $5.2 million of principal and accrued interest as of July 31, 2010), (ii) fund anticipated holding company expenses over the next 12 months, including dividends that will accumulate with respect to the Series A Preferred Stock until such time as we are permitted to declare and pay such dividends (estimated to be approximately $1.6 million for the next 12 months), and (iii) provide the balance, if any, as additional capital to the Bank so that it may meet the capital levels required under the Action Plans. See “USE OF PROCEEDS.”

Trading Market

Prior to this offering, there has not been a public market for the shares of Series A Preferred Stock. We anticipate that the shares of Series A Preferred Stock will be quoted in the over-the-counter market and, thus, that a secondary, though limited, market may develop for the shares sold in this offering.

Our Common Stock is quoted on the OTCBB, but it is not listed on a national securities exchange. Because our Common Stock is not listed for trading on any national securities exchange there may be a limited market for these shares, including any shares of Common Stock acquired upon conversion of the Series A Preferred Stock. The trading symbol for our Common Stock is CSBQ.

Our principal executive offices are located at 835 Georgia Avenue, Chattanooga, Tennessee 37402, and our telephone number is (423) 385-3000. Our internet address is www.cscbank.com. The information that is contained on or that may be accessed through our website does not constitute a part of this prospectus.

The Offering

Issuer	Cornerstone Bancshares, Inc.

Shares Offered	Up to 600,000 shares of Series A Preferred Stock.

Offering Price	$25.00 per share. The offering price was established by management and the board of directors after consideration of a number of factors. See “DETERMINATION OF OFFERING PRICE” at page 22.

Liquidation Preference
The sum of (i) the original issue price of $25.00 per share of Series A Preferred Stock (subject to adjustment as described in this prospectus) and (ii) the amount of all accumulated and unpaid dividends.

Maturity	Perpetual.

Dividends; Restrictions on Dividends
10% per annum on the original issue price of $25.00 per share of Series A Preferred Stock (subject to adjustment as described in this prospectus), which is initially equal to $2.50 per annum per share. Dividends are cumulative and are payable in cash quarterly in arrears, if, as and when declared, on the 15th day of February, May, August and November of each year, commencing November 15, 2010 (or such later date as determined as described herein); provided, however, that any person who purchases Series A Preferred Stock after July 31, 2010 will not be eligible for dividends thereon with respect to the anticipated initial dividend period of August 1, 2010 to October 31, 2010.

Holders of Series A Preferred Stock have a priority on the receipt of dividends relative to the holders of our junior securities, including our Common Stock. Until we have declared and paid or set aside for full payment of the quarterly dividends on the Series A Preferred Stock for all past dividend periods, we may not declare or pay dividends on shares of securities junior to, or purchase or redeem shares of securities on parity with or junior to, the Series A Preferred Stock. See “DESCRIPTION OF THE SERIES A PREFERRED STOCK — Dividends” beginning at page 40.

Pursuant to its letter dated March 30, 2010, the Federal Reserve Bank has restricted our ability to declare or pay any dividends. Therefore, dividends on the Series A Preferred Stock will accumulate and will not be declared or paid until such time as the Federal Reserve Bank may terminate or waive this restriction. See “RECENT DEVELOPMENTS — Federal Reserve Bank Restrictions” at page 39.

Conversion by Holder
The holders of Series A Preferred Stock will have the right to convert, at any time and at their option, some or all of their shares of Series A Preferred Stock into shares of our Common Stock at the then applicable conversion rate. Subject to future adjustment as described in this prospectus, each share of Series A Preferred Stock is convertible into five (5) shares of our Common Stock (which reflects an initial conversion price of $5.00 per share of Common Stock). See “DESCRIPTION OF THE SERIES A PREFERRED STOCK — Optional Conversion Rights” at page 42.

Conversion by Us
We may, at our option, at any time on or after July 31, 2015, cause some or all of the shares of Series A Preferred Stock to be converted into shares of our Common Stock at the then applicable conversion rate if the closing price of our Common Stock equals or exceeds 150% of the then applicable conversion price of the Series A Preferred Stock on each of the 30 consecutive trading days immediately preceding the date we give notice of our election to so convert. See “DESCRIPTION OF THE SERIES A PREFERRED STOCK — Mandatory Conversion Rights” beginning at page 42.

Redemption
Subject to prior approval by the Federal Reserve, the Series A Preferred Stock is redeemable, in whole or in part, at our option at any time after July 31, 2015 for a redemption price equal to the original issue price of $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends. See “DESCRIPTION OF THE SERIES A PREFERRED STOCK — Redemption” beginning at page 40.

Ranking
The Series A Preferred Stock will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to all our existing and future debt obligations; (ii) junior to any future class or series of capital stock, the terms of which expressly provide that it ranks senior to the Series A Preferred Stock; (iii) on a parity with any future class or series of capital stock, the terms of which expressly state that such class ranks on a parity with the Series A Preferred Stock; and (iv) senior to our Common Stock and any other class or series of capital stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A Preferred Stock. See “DESCRIPTION OF THE SERIES A PREFERRED STOCK — Ranking” beginning at page 40.

Voting
We will not issue any class or series of capital stock that ranks senior to or on a parity with the Series A Preferred Stock without the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting together as a separate group. In all other respects, the holders of Series A Preferred Stock will have no voting rights except as required by law.

Offering Period
Our shareholders and our and the Bank’s officers, directors and employees who are residents of those states in which this offering is being made will be offered the opportunity to purchase the shares of Series A Preferred Stock on a “first come, first served” basis during the four-week period following the effective date of this prospectus. Thereafter, any remaining shares may be made available to the public through eligible brokers and dealers. Unless extended by us in our sole discretion, this offering will terminate 180 days after the effective date of this prospectus. See “THE OFFERING” beginning at page 23.

Commissions	We expect to pay a commission equal to 2.0% of the offering price for shares sold through eligible brokers and dealers.

No Minimum Offering
We will conduct the offering solely on a best efforts, no minimum basis, and there is no minimum number of shares that must be purchased in the offering. We may raise less than $15,000,000 in the offering and the funds from any subscriptions will be immediately available to us. We may amend or terminate the offering at any time. See “THE OFFERING” beginning at page 23.

Use of Proceeds
If the offering is fully subscribed, the net proceeds of the offering will be approximately $14,708,930, depending on the amount of the actual expenses incurred. We intend to use such proceeds in the following order of priority: (i) to retire our outstanding indebtedness to Silverton Bridge Bank, N.A., as successor in receivership to Silverton Bank, N.A. and controlled by the FDIC, (ii) to fund anticipated holding company expenses over the next 12 months, including dividends that will accumulate with respect to the Series A Preferred Stock until such time as we are permitted to declare and pay such dividends, and (iii) to provide the balance, if any, as additional capital to the Bank so that it may meet the capital levels required under the Action Plans. See “USE OF PROCEEDS” at page 21.

Shares Outstanding Before this Offering(1)	6,500,396 shares of Common Stock. No shares of Series A Preferred Stock.

Shares Outstanding After this Offering(1)	6,500,396 shares of Common Stock. 600,000 shares of Series A Preferred Stock, assuming the sale of all offered shares, which are initially convertible into 3,000,000 shares of Common Stock.

Subscription Procedures
If you want to subscribe for shares of Series A Preferred Stock, you must complete the subscription agreement which accompanies this prospectus and send the completed subscription agreement, with payment of the aggregate offering price for the shares you want to purchase, to Cornerstone Bancshares, Inc. Your subscription agreement and payment must be received by us before the termination of the offering. If you use the mail to submit your order form, we recommend that you use registered mail, return receipt requested. See “THE OFFERING — How to Subscribe” beginning at page 23.

All funds tendered for the purchase of Series A Preferred Stock in the offering will be held in a segregated account at the Bank. Your subscription funds will not be released to us or for our use or commingled with our funds unless your subscription is accepted and shares are to be issued to you with respect to your funds.

No Revocation	You may not revoke your subscription after we receive your subscription agreement. See “THE OFFERING — How to Subscribe” beginning at page 23.

Regulatory Limitation
We will not issue Series A Preferred Stock in the offering to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if such clearance or approval has not been obtained or any required waiting period has not expired prior to our termination of the offering. See “THE OFFERING — Regulatory Limitation” at page 24.

(1)
The number of shares of Common Stock outstanding excludes                shares of Common Stock issuable upon exercise of outstanding stock options as of                   , 2010, with a weighted average exercise price of $        per share.

Intentions of Directors and Executive Officers
We contemplate that all of our directors and a majority of our executive officers will invest in the offering, but we presently do not know how many shares of Series A Preferred Stock they intend to purchase. See “THE OFFERING — Intentions of Directors, Executive Officers and Others” at page 24. Our directors and executive officers currently beneficially own approximately 17.1% of the outstanding shares of Common Stock.

No Board Recommendations
Any investment in our Series A Preferred Stock must be made pursuant to your evaluation of your best interests. Accordingly, our board of directors does not make any recommendation to you regarding whether you should purchase our Series A Preferred Stock.

Risk Factors
Before investing, you should carefully review the information contained under “RISK FACTORS” beginning at page 10 for a discussion of the risks related to an investment in our Series A Preferred Stock.

Questions on Subscription Procedures	You should direct any questions concerning the procedure for subscribing to Frank Hughes at Cornerstone Bancshares, Inc. You may telephone Frank Hughes at (423) 385-3000.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data for us for the periods and at the dates indicated. The summary consolidated financial data have been derived from our audited financial statements for each of the five years that ended December 31, 2009, 2008, 2007, 2006 and 2005 and from our unaudited financial statements for the three months ended March 31, 2010 and 2009. Certain of the measures set forth below are not measures recognized under generally accepted accounting principles, or GAAP, under the rules and regulations promulgated by the Commission. For a discussion of management’s reasons to present such data and a reconciliation to GAAP, please see “— GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” below. You should read the detailed information and the financial statements included elsewhere in the prospectus. Historical results are not necessarily indicative of future results.

	At and for the Three Months
	Ended March 31,				At and for the Fiscal Years Ended December 31,
	2010		2009		2009		2008	2007	2006	2005
	(in thousands, except percentages and per share amounts)

Total interest income	$		$		$26,308		$30,680	$34,784	$29,158	$20,672
Total interest expense					11,189		12,698	14,414	10,306	6,077
Net interest income					15,119		17,982	20,370	18,852	14,594
Provision for loan losses					14,899		3,498	10,409	1,106	1,401
Net interest income after provision for loan losses					220		14,484	9,961	17,746	13,193
Noninterest income					541		1,892	1,695	2,111	1,904
Noninterest expense					14,276		12,568	10,926	10,718	8,216
Income before income taxes					(13,515)		3,808	730	9,139	6,881
Income tax (benefit) / expense					(5,336)		1,296	(141)	3,328	2,556
Net (loss) income	$		$		$(8,179)		$2,512	$871	$5,811	$4,325

Per Share Data:
Net income / (loss), basic	$		$		$(1.26)		$0.39	$0.13	$0.87	$0.69
Net income / (loss), assuming dilution	$		$		$(1.26)		$0.38	$0.12	$0.83	$0.64
Cash dividends paid	$		$		$0.10		$0.28	$0.20	$0.12	$0.09
Book value	$		$		$4.28		$5.78	$5.70	$5.86	$5.07
Tangible book value(1)	$		$		$3.89		$5.33	$5.24	$5.40	$4.54

Financial Condition Data:
Assets	$		$		$532,404		$471,803	$444,421	$374,942	$323,611
Loans, net of unearned interest	$		$		$330,787		$378,472	$369,883	$305,879	$262,008
Cash and investments	$		$		$164,982		$57,286	$51,798	$51,577	$46,074
Federal funds sold	$		$		$—		$11,025	$—	$—	$—
Deposits	$		$		$404,742		$326,583	$313,250	$275,816	$252,435
FHLB advances and line of credit	$		$		$72,350		$71,250	$47,100	$39,500	$30,000
Federal funds purchased and repurchase agreements	$		$		$26,322		$35,790	$41,560	$19,249	$4,790
Shareholders’ equity	$		$		$27,837		$36,502	$36,327	$38,183	$32,466
Tangible shareholders’ equity(1)	$		$		$25,258		$33,661	$33,386	$35,137	$29,089

Selected Ratios:
Interest rate spread		%		%	2.95%		3.67%	4.51%	5.16%	4.93%
Net interest margin(2)		%		%	3.27%		4.16%	5.22%	5.80%	5.43%
Return on average assets		%		%	(1.69	) %	0.55%	0.21%	1.69%	1.51%
Return on average equity		%		%	(24.34	) %	6.71%	2.14%	16.27%	14.98%
Return on average tangible equity(1)		%		%	(26.36	) %	7.26%	2.31%	17.78%	16.96%
Average equity to average assets		%		%	6.93%		8.27%	9.86%	10.36%	10.09%
Dividend payout ratio		%		%	N/A		70.59%	149.71%	13.33%	12.17%
Ratio of nonperforming assets to total assets		%		%	3.36%		1.48%	0.40%	0.40%	0.47%
Ratio of allowance for loan losses to nonperforming loans		%		%	80.24%		226.23%	791.16%	25.90%	20.70%
Ratio of allowance for loan losses to total average loans, net of unearned income		%		%	1.63%		2.49%	3.88%	1.50%	1.50%

(1)	Tangible shareholders’ equity is shareholders’ equity less goodwill and intangible assets.
(2)
Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets less the interest rate paid on interest bearing liabilities.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in our summary consolidated financial data is determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our financial performance.

•
“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as us that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following table presents a reconciliation to provide a more detailed analysis of these non-GAAP performance measures:

	At and for the Three Months
	Ended March 31,				At and for the Fiscal Years Ended December 31,
	2010		2009		2009	2008	2007	2006	2005
Number of shares outstanding					6,500,396	6,319,718	6,369,718	6,511,848	6,401,726

Book value	$		$		$27,837,479	$36,501,509	$36,327,350	$38,183,265	$32,466,363
Book value per share					$4.28	$5.78	$5.70	$5.86	$5.07

Book value					$27,837,479	$36,501,509	$36,327,350	$38,183,265	$32,466,363
Less: goodwill and other intangible assets					2,579,211	2,840,773	2,941,798	3,046,287	3,376,892
Tangible book value					25,258,268	33,660,736	33,385,552	35,136,978	29,089,471
Effect of intangible assets per share					$0.39	$0.45	$0.46	$0.46	$0.53

Tangible book value per share					$3.89	$5.33	$5.24	$5.40	$4.54

Net (loss) / income					$(8,178,639)	$2,511,824	$871,152	$5,811,600	$4,324,519
Average equity					33,600,000	37,435,000	40,737,000	35,728,000	28,874,000
Return on average equity		%		%	(24.34)%	6.71%	2.14%	16.27%	14.98%

Average equity					$33,600,000	$37,435,000	$40,737,000	$35,728,000	$28,874,000
Less: goodwill and other intangible assets					2,579,211	2,840,773	2,941,798	3,046,287	3,376,892
Average tangible equity					$31,020,789	$34,594,227	$37,795,202	$32,681,713	$25,497,108
Effect of intangible assets					(2.02)%	0.55%	0.17%	1.51%	1.98%
Return on average tangible equity					(26.36)%	7.26%	2.31%	17.78%	16.96%

RISK FACTORS

An investment in our Series A Preferred Stock involves risk, and you should not invest in our stock unless you can afford to lose some or all of your investment. You should carefully read the risks described below before you decide to buy any of our Series A Preferred Stock. Our business, prospects, financial condition and results of operations could be harmed by any of the following risks.

Risk Factors Related to this Offering

The Series A Preferred Stock is subordinated to our obligations to creditors and will rank junior to all of our and our subsidiaries’ liabilities in the event of bankruptcy, liquidation or the winding-up of assets.

The Series A Preferred Stock is subordinated to our obligations to our creditors, including our depositors. If we are in default to these creditors, you may not receive dividend payments on the Series A Preferred Stock. In the event of a bankruptcy, liquidation or winding-up of our Company, our assets will be available to pay the liquidation preference of our Series A Preferred Stock only after all of our liabilities have been paid. In addition, our right to participate in any distribution of assets of any subsidiary, upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our Series A Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our Series A Preferred Stock is also effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our Series A Preferred Stock then outstanding.

As a bank holding company, we are subject to federal regulatory oversight and may be, and currently are, prohibited from declaring or paying dividends on the Series A Preferred Stock.

As a bank holding company, our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Board of Governors of the Federal Reserve System, or Federal Reserve, regarding capital adequacy and dividends. By letter dated March 30, 2010, the Federal Reserve Bank restricted our ability to declare and pay any dividends, including with respect to the Series A Preferred Stock, until such time as the Federal Reserve Bank may terminate this restriction or approve a request for such declaration or payment. Until then, however, we are unable to declare or pay scheduled dividends on the Series A Preferred Stock, which dividends will instead only accumulate. The Federal Reserve Bank is unlikely to terminate or waive this restriction until the financial condition of the Bank significantly improves and similar dividend restrictions currently imposed on the Bank by the FDIC and the TDFI are terminated.

We depend on dividends, distributions and other payments from the Bank, which are currently restricted, for sufficient cash flow to pay dividends on the Series A Preferred Stock and to make payments on our indebtedness.

We are a legal entity separate and distinct from the Bank. Our principal source of cash flow, including cash flow to pay dividends to our shareholders and principal and interest on our outstanding indebtedness, is dividends from the Bank. The ability of the Bank to pay dividends and other distributions and to make loans to us is subject to regulatory oversight by both the FDIC and the TDFI. If the Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make dividend payments to our shareholders, including the holders of our Series A Preferred Stock or our Common Stock, or service our indebtedness.

Our ability to service our indebtedness under our holding company loans with Silverton Bridge Bank, N.A. was impaired following deterioration in the Bank’s financial condition during 2009 and by the placement by the FDIC of restrictions on the Bank’s ability to pay dividends to us on November 12, 2009. See “RECENT DEVELOPMENTS — Joint Examination of the Bank and Downgrade in its Capital Position.” As a result, we have been unable to comply with certain financial covenants contained in the related credit facility agreement. The loans are secured by our pledge of 100% of the Bank’s common stock. Our independent registered public accounting firm has reported that the combined uncertainty of these circumstances raises substantial doubt as to our ability to continue as a going concern. As discussed further in “RECENT DEVELOPMENTS — FDIC and TDFI Enforcement Actions,” the Bank is currently subject to a consent order with the FDIC and a written agreement with the TDFI, each of which prohibits the Bank from declaring or paying cash dividends without consent. These dividend restrictions will continue until such time as the Bank’s financial condition improves significantly enough for the FDIC and TDFI to terminate their respective Action Plans. Therefore, we currently do not have access to sufficient cash flow to allow us to declare and pay scheduled dividends on the Series A Preferred Stock. If we are also unable to adequately service our holding company indebtedness and comply with financial covenants relating thereto or obtain a waiver for such violations, the lender may declare the loans in default and take possession of the Bank’s common stock. In that event, we could be forced into receivership or liquidation and you could lose all or part of your investment in the Series A Preferred Stock.

The purpose of this offering is to alleviate many of the conditions and concerns described in the preceding paragraph, in part, by raising sufficient capital to retire our outstanding indebtedness under the holding company loans. However, we cannot assure you that the proceeds we receive in this offering will be sufficient to enable such debt retirement. Further, even if such indebtedness is retired, we will continue to be subject to restrictions prohibiting our declaration and payment of dividends on the Series A Preferred Stock until such time as the Federal Reserve Bank may terminate or waive the same. See “— As a bank holding company, we are subject to federal regulatory oversight and may be, and currently are, prohibited from declaring or paying scheduled dividends on the Series A Preferred Stock” above.

In the event each of the foregoing restrictions and related conditions are terminated and we again have sufficient cash flow and capital resources to make scheduled dividend payments on the Series A Preferred Stock and our indebtedness, we may again in the future have such difficulty, in which case we may have to sell assets, seek additional capital or restructure or refinance our indebtedness. If we cannot make scheduled payments on our indebtedness, we could be forced into receivership or liquidation and you could lose all or part of your investment in the Series A Preferred Stock.

No broker has agreed to purchase any of the Series A Preferred Stock and we may not be able to sell all of the shares we are attempting to sell in the offering, in which case we may not be able to provide sufficient capital to the Bank to meet the capital levels required under the Action Plans and could lead to deterioration of our financial condition and further adverse regulatory action.

A significant portion of the Series A Preferred Stock is being sold directly through the efforts of our directors and executive officers. No broker, dealer or other person has any obligation to purchase, or find purchasers for, any shares of Series A Preferred Stock. Because the offering is not underwritten, there can be no assurance that any particular number of shares will be sold. If less than all of the shares offered are subscribed for, we will have less funds available for the uses contemplated in this prospectus, including the provision of additional capital to the Bank in an amount sufficient to meet the capital levels required under the Action Plans. See “USE OF PROCEEDS.” If we fail to maintain the Bank as  “well capitalized” for bank regulatory purposes, it could adversely affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends to shareholders, results of operation and financial condition generally. A bank that is not “well capitalized” is subject to a number of restrictions under FDIC rules not otherwise placed on “well capitalized” institutions, including its ability to accept brokered deposits and the deposit interest rates that it pays. Further, such undercapitalization may lead to adverse regulatory action, including the issuance of a consent order or related directive, such as the Action Plans to which the Bank is currently subject, and possibly to being forced into receivership. Under the Action Plans, the Bank has agreed to submit for regulatory approval and thereafter implement a capital plan to increase its Tier 1 capital and achieve and maintain specified capital ratios for so long as the Action Plans remain in effect. In the event the Bank fails to maintain such capital ratios, the FDIC and the TDFI may require the Bank to implement a contingency plan that could include the requirement to sell or merge the Bank. See “RECENT DEVELOPMENTS — FDIC and TDFI Enforcement Actions.”

There is currently no established public market for the shares of Series A Preferred Stock, which could limit your ability to sell such shares for an amount equal to or higher than the offering price.

There is no established public trading market for the Series A Preferred Stock. Although we currently anticipate that the Series A Preferred Stock will be quoted in the over-the-counter market, we cannot assure you that this market will be established. Even if established, we do not expect that an active public trading market for the Series A Preferred Stock will develop. We also cannot assure you that any such trading market will be sustained after the completion of the offering, or that holders of Series A Preferred Stock will be able to sell their Series A Preferred Stock at favorable prices or at all. Accordingly, the Series A Preferred Stock will likely have little to no liquidity and holders thereof should be prepared to hold the Series A Preferred Stock for an indefinite period. If a market for the Series A Preferred Stock develops, any such market may be discontinued at any time. If a public trading market develops for the Series A Preferred Stock, future trading prices of the Series A Preferred Stock will depend on many factors, including, among other things, the price of our Common Stock into which the Series A Preferred Stock is convertible, prevailing interest rates, our operating results and the market for similar securities.

The market for our Common Stock is limited and historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell the Series A Preferred Stock or the shares of Common Stock into which the Series A Preferred Stock are convertible.

The Series A Preferred Stock will be convertible into shares of our Common Stock. Our Common Stock is currently traded on the OTC Bulletin Board, or the OTCBB, under the symbol CSBQ. The volume of trading activity in our stock is relatively limited. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our Common Stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our Common Stock, significant sales of our Common Stock, or the expectation of these sales, could cause our stock price to fall. Even if a more active and liquid market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price.

Further, the market for our Common Stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Common Stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our Common Stock to fluctuate substantially.

If you hold Series A Preferred Stock, you are not entitled to any rights with respect to our Common Stock, but you are subject to all changes made with respect to our Common Stock.

If you hold Series A Preferred Stock, you are not entitled to any rights with respect to our Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Common Stock), but you are subject to all changes affecting the Common Stock. You will only be entitled to rights on the Common Stock if and when we deliver shares of Common Stock to you upon conversion of your Series A Preferred Stock. For example, if an amendment is proposed to our charter or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery to you of the shares of Common Stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Common Stock.

Once you submit an executed subscription agreement together with payment of the subscription price, you may not revoke your subscription for shares in the offering.

Once you submit a properly completed subscription agreement to us for the offering, together with payment in full of the subscription price for the applicable number of shares in one of the forms prescribed, you may not revoke your subscription, even if less than all of the shares that we are offering are actually purchased. We have not established a minimum number of shares to be sold, and we intend to accept promptly all properly completed and fully paid subscriptions which are received by us up to the maximum amount of the offering.

You may suffer dilution of the Common Stock issuable upon conversion of your Series A Preferred Stock.

The number of shares of our Common Stock issuable upon conversion of your Series A Preferred Stock is subject to adjustment only for stock splits and combinations and certain other specified transactions. The number of shares of our Common Stock issuable upon conversion of your Series A Preferred Stock is not subject to adjustment for other events. See “DESCRIPTION OF THE SERIES A PREFERRED STOCK — Adjustments to the Conversion Price.”

The terms of the Series A Preferred Stock do not restrict our ability to offer shares of our Common Stock in the future or to engage in other transactions that could dilute our Common Stock. We have no obligation to consider the interests of the holders of the Series A Preferred Stock in engaging in any such offering or transaction. If we issue additional shares of our Common Stock, that issuance may materially and adversely affect the price of our Common Stock and, because of the relationship of the number of shares of our Common Stock you are to receive on conversion to the price of our Common Stock, such other events may adversely affect the trading price of the Series A Preferred Stock.

In the event you convert your shares of Series A Preferred Stock to Common Stock, your right to dividends on or repurchase or redemption of such Common Stock would be subject to the prior dividend rights of the holders of our outstanding shares of Series A Preferred Stock.

Holders of our Common Stock, including holders of Series A Preferred Stock whose shares are converted into Common Stock, are subject to the prior dividend rights of any holders of our Series A Preferred Stock then outstanding. As long as shares of Series A Preferred Stock are outstanding, cash dividend payments and repurchases or redemptions relating to certain equity securities, including our Common Stock, are prohibited until all accumulated and unpaid dividends for all past dividend periods are declared and paid in full (or set aside for full payment) on such Series A Preferred Stock. This could adversely affect the market price of our Common Stock. In light of the current restrictions on our and the Bank’s ability to declare and pay dividends, some or all of which are expected to continue through much of 2010 and possibly beyond, accumulated dividends on the Series A Preferred Stock may be quite substantial and may, as a result, further extend the time period before which we would be able to declare or pay dividends on or repurchase or redeem our Common Stock.

Risk Factors Related to our Business

There are substantial doubts as to our ability to continue as a going concern.

In its report dated March 29, 2010, our independent registered public accounting firm stated that uncertainty regarding our holding company loans raises substantial doubt about our ability to continue as a going concern. In that firm’s opinion, such doubt arises from our failure to comply with certain debt covenants under two loans totaling approximately $5.4 million and secured by a pledge of all of the Bank’s common stock. If we are unable to comply with such covenants or obtain a waiver from the lender for such violations, the lender may declare the loans in default and take possession of the Bank’s common stock. If this event were to occur, our assets and operations would be substantially reduced and therefore our ability to continue as a going concern would be in substantial doubt. This offering of Series A Preferred Stock is being conducted, in part, to provide us with sufficient proceeds to pay off the holding company debt. If we do not receive sufficient proceeds in this offering to enable full repayment of the holding company debt, our debt covenant violations and the going concern risks described above are likely to continue unless a waiver can be obtained. In that event, the persons who subscribe for shares of Series A Preferred Stock in this offering could lose some or all of their investment.

The Bank is subject to enforcement actions that could have a material negative effect on our business, operations, financial condition, results of operations and the value of our Series A Preferred Stock and Common Stock.

The Bank entered into a consent order with the FDIC on April 2, 2010 and a written agreement with the TDFI on April 8, 2010, which we collectively refer to in this prospectus as the Action Plans. The Action Plans are substantially similar and relate to areas of the Bank’s operations identified as warranting improvement through a joint examination of the Bank by the FDIC and the TDFI commenced in October 8, 2009. The Action Plans, among other things, prohibit the Bank from declaring or paying cash dividends without the written consent of certain officials of the FDIC and the TDFI. The Action Plans further restrict the Bank from extending additional credit to certain borrowers whose existing credit has been classified as “loss,” “doubtful” or “substandard” or has been charged off the books of the Bank and, in each case, is uncollected. In addition, the Action Plans require the Bank within 60 days after their respective effective dates to prepare and implement a written capital plan to (i) increase its Tier 1 capital to no less than 8% of the Bank’s average total assets; and (ii) achieve and maintain, after establishing a reasonable allowance for loan and lease losses, (a) its Tier 1 leverage capital ratio at not less than 8% of the Bank’s average total assets; (b) its Tier 1 risk-based capital ratio at not less than 10% of the Bank’s total risk-weighted assets; and (c) its total risk-based capital ratio at not less than 12% of the Bank’s total risk-weighted assets. Other requirements under the Action Plans primarily relate to the development and implementation of written plans, policies and procedures, including with respect to management and staffing, interest rate risk, appraisal weakness, liquidity, credit underwriting and loan administration, annual profit plan and budget, and reduction and collection of delinquent loans. For a detailed discussion of the requirements of the Action Plans, see “RECENT DEVELOPMENTS — FDIC and TDFI Enforcement Actions.” The Action Plans will remain in effect until modified or terminated by the FDIC or the TDFI, as the case may be. Generally, enforcement actions such as the Action Plans can be lifted only after subsequent examinations substantiate complete correction of the underlying issues. The Bank is required to provide written progress reports to the regulatory officials on a quarterly basis until such time as the requirements of the Action Plans have been accomplished and the Bank has been released in writing from such obligation. While we intend to take such actions as may be necessary to comply with the requirements of the Action Plans, we may be unable to comply fully with the deadlines or other terms of the Action Plans. Failure to adhere to the requirements of the Action Plans could result in more severe restrictions and civil monetary penalties. Should we fail to maintain the capital ratios specified in the Action Plans, the FDIC and the TDFI may require the Bank to implement a contingency plan that could include the requirement to sell or merge the Bank. If we suffer continued deterioration in our financial condition, the Bank may be subject to being placed into a federal conservatorship or receivership, in which case we probably would suffer a complete loss of the value of our ownership interest in the Bank and we subsequently may be exposed to significant claims by the FDIC and the TDFI. The terms of the Action Plans could also have a material adverse effect on our business, operations, financial condition, results of operations and the value of our Series A Preferred Stock and Common Stock.

Our loan portfolio includes an elevated level of residential construction and land development loans, which have a greater credit risk than residential mortgage loans.

We engage in residential construction and land development loans to developers. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. Furthermore, during adverse general economic conditions, such as are now being experienced in residential real estate construction nationwide, borrowers involved in the residential real estate construction and development business may suffer above normal financial strain. Throughout 2009, the number of newly constructed homes or lots sold in our market areas has continued to decline, negatively affecting collateral values. As the residential real estate development and construction market in our markets has deteriorated, our borrowers in this segment have begun to experience difficulty repaying their obligations to us. As a result, our loans to these borrowers have deteriorated and may deteriorate further and may result in additional charge-offs negatively impacting our results of operations. Additionally, to the extent repayment is dependent upon the sale of newly constructed homes or lots, such sales are likely to be at lower prices or at a slower rate than was expected when the loan was made, which may result in such loans being placed on non-accrual status and subject to higher loss estimates even if the borrower keeps interest payments current. These adverse economic and real estate market conditions may lead to further increases in non-performing loans and other real estate owned, increased charge-offs from the disposition of non-performing assets, and increases in provision for loan losses, all of which would negatively impact our financial condition and results of operations.

If our asset quality continues to decline or we continue to experience greater loan losses than anticipated, our earnings and overall financial condition will be adversely affected even further.

Our assets are primarily comprised of loans. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. While the risk of nonpayment of loans is inherent in banking, we have experienced higher nonpayment levels than anticipated, which has had a significant adverse effect on our earnings and overall financial condition. Although we have taken actions to prevent further decline, including the creation of a special asset committee to develop and review action plans for minimizing loan losses and the dedication of resources to assist in the collection and recovery process, there can be no assurance that the outcome of such actions will be successful. Under the terms of the Action Plans to which the Bank is subject, the Bank will be required to establish a loan review committee comprised of a majority of non-employee directors to periodically review the Bank’s loan portfolio and identify and categorize problem credits. To minimize the likelihood of a substandard loan portfolio, we assess the credit worthiness of customers and perform collateral valuations. Management also maintains an allowance for loan losses based upon, among other things, historical experience and an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and takes a charge against earnings with respect to specific loans when their ultimate collectability is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if regulatory authorities require us to increase our allowance for loan losses as a part of their examination process, additional provision expense would be incurred and our earnings and capital could be significantly and adversely affected. For example, as previously reported, for the third quarter of 2009 the Bank was required to fund an additional provision of $1.625 million for loan losses following a joint examination of the Bank by the FDIC and the TDFI, and for the fourth quarter of 2009 the Bank provided $4.15 million of additional provision for loan losses after charging off possible losses and writing off other real estate losses. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of management’s control. These additions may require increased provision expense which would negatively impact our results of operations.

We have increased levels of other real estate, primarily as a result of foreclosures.

As we have begun to resolve non-performing real estate loans, we have increased the level of foreclosed properties, primarily those acquired from builders and from residential land developers. Foreclosed real estate expense consists of three types of charges: maintenance costs, valuation adjustments due to new appraisal values and gains or losses on disposition. As levels of other real estate increase and also as local real estate values decline, these charges will likely increase, negatively affecting our results of operations.

Our Series A Preferred Stock will reduce net income available to holders of our Common Stock and earnings per common share.

The cash dividends paid or accumulated on our Series A Preferred Stock, and any future capital stock we may issue which is senior to our Common Stock, will reduce any net income available to holders of Common Stock and our earnings per common share. The preferred stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of our Company. In light of the current restrictions on our and the Bank’s ability to declare and pay dividends, some or all of which are expected to continue through much of 2010 and possibly beyond, dividends on the Series A Preferred Stock will accumulate and may become quite substantial. The higher these accumulated dividends, the higher the preference payable in the event of liquidation, dissolution or winding up of our Company and the less likely the holders of our Common Stock will be to realize any proceeds in such event. See “RECENT DEVELOPMENTS.”

We may require additional capital which may not be able to be obtained or, if obtained, may cause significant dilution to current shareholders.

We may require capital from sources other than earnings generation. In November 2009, the FDIC downgraded the Bank’s status to an “adequately capitalized” institution, which, among other things, restricts the interest rates payable by the Bank for time deposits. Although the Bank, due to an increase in earnings and a reduction in risk-based assets, returned to a “well capitalized” position under applicable FDIC regulations as of March 31, 2010, it is now subject to elevated capital requirements under the Action Plans. See “RECENT DEVELOPMENTS — FDIC and TDFI Enforcement Actions.” We are conducting this offering, in part, to provide additional capital to the Bank to meet these elevated capital requirements. See “USE OF PROCEEDS.” In the event, however, proceeds from this offering are insufficient for such purpose, we intend to pursue additional sources of capital, which may include additional equity investments, additional offerings of equity-based securities, borrowed funds or any combination of these sources. Our ability to access these alternative capital sources may be limited due to the regulatory restrictions currently placed on us and the Bank or the condition of the capital markets. Therefore, we may have difficulty rebuilding the Bank’s capital reserves. In the event we are able to successfully issue shares of equity-based securities in the future, the sale of such securities may significantly dilute shareholder ownership. New investors in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from the Bank as our primary source of funds. However, in November 2009, following the conclusion of a joint examination of the Bank by the FDIC and the TDFI, the FDIC placed restrictions on the Bank’s ability to pay cash dividends, requiring that the Bank first obtain a non-objection from the FDIC. This restriction was subsequently extended in April 2010 pursuant to the Action Plans. See “RECENT DEVELOPMENTS — FDIC and TDFI Enforcement Actions.” Furthermore, the majority of the Bank’s funds are comprised of customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The repayment of loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we currently are, and may from time to time in the future be, required to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Alternative sources include advances from the Federal Home Loan Bank and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets if these alternative sources are not adequate.

Our success depends significantly upon economic conditions in the local markets where we operate.

Substantially all of our loan and deposit customers live, work and bank in the Chattanooga, Tennessee MSA. As a result, our success depends upon a sound local economy to provide opportunities for new business ventures, increased loan demand and the need for deposit services. Our profitability is impacted by these local factors as well as general economic conditions and interest rates. For example, our earnings may be negatively impacted by increases in unemployment rates or reductions in population, income levels, deposits and housing starts. Adverse economic conditions in the local markets where we operate may reduce our growth rate and diminish the ability of our customers to service their loan obligations. A prolonged economic downturn could also negatively impact collateral values or cash flows of borrowing businesses, and as a result our primary source of repayment could be insufficient to service the debt. In addition, adverse consequences to us in the event of a prolonged economic downturn in our local markets could be compounded by the fact that many of our commercial and real estate loans are secured by real estate located in those market areas. Significant decline in real estate values in these market areas would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished. Adverse economic conditions in our local markets, including sustained periods of increased payment delinquencies, foreclosures or losses in the State of Tennessee or the State of Georgia, could impair our ability to collect loans and could otherwise have a negative effect on our assets, revenues, results of operations and financial condition.

Continuing negative developments in the financial services industry and U.S. and global capital and credit markets may lead to additional regulation and further deterioration of our results of operations and financial condition.

Negative developments in the capital and credit markets during 2008 and 2009 have resulted in uncertainty in the financial markets. It is anticipated that these negative economic developments will continue into 2010. Financial institutions across the United States, including the Bank, have experienced deteriorating asset quality. Loan portfolios include impaired loans to businesses struggling to stay in operation or achieve adequate cash flow. Further a decline in collateral values supporting these loans have also impacted the ability of a business or consumer to obtain loans or increased financial institutions losses in the event of foreclosure and liquidation. At the same time financial institutions have experienced concerns regarding liquidity. This concern has increased the competition for deposits in our local market as well as wholesale funding options. These events have impacted our stock price, as well as the stock price of other bank holding companies. The potential impact of these events may be an expansion of existing or creation of new federal or state laws and regulations regarding lending and funding practices, liquidity standards and compliance issues. Continued negative developments as well as our ability to respond to these new operating and regulatory requirements could further negatively impact our results of operations. The negative consequences could limit our ability to originate new loans or obtain adequate funding or increase costs associated with regulatory compliance. Ultimately, these changes could result in modifications to our existing or future strategic plans, capital requirements, compensation, financial performance and stock performance.

There can be no assurance that recently enacted legislation will stabilize the U.S. financial system.

Under the Temporary Liquidity Guarantee Program (“TLGP”) the FDIC may offer a guarantee of certain financial institution indebtedness in exchange for an insurance premium to be paid to the FDIC by issuing financial institutions. Participation in the TLGP likely will require the payment of additional insurance premiums to the FDIC. We may be required to pay higher FDIC premiums than those published for 2009 because market developments have depleted the deposit insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The U.S. Congress enacted the Emergency Economic Stabilization Act of 2008 (“EESA”) in response to the impact of the volatility and disruption in the capital and credit markets on the financial sector. The Treasury and the federal banking regulators implemented a number of programs under this legislation to address these conditions and the asset quality, capital and liquidity issues they have caused for certain financial institutions and to improve the general availability of credit for consumers and businesses. In addition, the U.S. Congress enacted the American Recovery and Reinvestment Act of 2009 (“ARRA”) in an effort to save and create jobs, stimulate the U.S. economy and promote long-term growth and stability. The EESA and ARRA have been followed by numerous actions by the Federal Reserve, the U.S. Congress, the U.S. Treasury, the FDIC, the Commission and others to address the liquidity and credit crisis that followed the sub-prime meltdown. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the U.S. financial system. The TLGP, the EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition, results of operations and/or access to credit, as well as the trading price of our common stock, could be materially and adversely affected.

We cannot fully predict the impact of future legislation on our business.

Financial regulatory reform legislation pending in the U.S. Congress may impact all regulated financial institutions, including our Company and the Bank. Bills pending include, among others, the “Wall Street Reform and Consumer Protection Act of 2009,” which passed the House of Representatives on December 11, 2009 (the “Wall Street Reform Act”). This bill included the provisions of the “Corporate and Financial Institution Compensation Fairness Act of 2009 (the “Compensation Fairness Act”), which the House previously passed on July 31, 2009. The proposed legislation in its current form includes changes in corporate governance and executive compensation that may impact how Cornerstone currently does business. The Wall Street Reform Act also creates a new Consumer Financial Protection Agency (the “Agency”) as an independent executive agency to regulate the provision of consumer financial products or services. The Wall Street Reform Act further transfers to the Agency authorities concerning consumer financial protection functions of the Federal Reserve, the Comptroller of the Currency, the Director of the Office of Thrift Supervision, the FDIC, the Federal Trade Commission, and the National Credit Union Administration. Because the exact scope of the Agency’s powers and priorities are not yet well-defined, we cannot yet predict the impact of the formation of this new regulator on the conduct of our business and whether our costs associated with compliance with consumer protection laws and regulations will increase.

We are subject to federal and state regulations that impact our operations and financial performance.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies, including the Federal Reserve, the FDIC and the TDFI. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance funds maintained by the FDIC, not shareholders. Compliance with the numerous banking regulations is costly and requires investment in human and information technology resources. Certain of our activities, such as the payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices, are impacted by these regulations. We are also subject to capitalization guidelines established by banking authorities, which require us to maintain adequate capital to support our growth. To be categorized as “well capitalized,” an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios. As of March 31, 2010, the Bank was in a “well capitalized” position under applicable FDIC regulations, but is now subject to heightened capital requirements under the Action Plans. See “RECENT DEVELOPMENTS.”

The laws and regulations applicable to the banking industry are subject to change at any time. We cannot predict the events that will result in regulatory changes nor their impact on the banking industry in general and us in particular. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Commission have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. These regulations are applicable to us. We have experienced, and may continue to experience, increasing compliance costs as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

We have a significant deferred tax asset and cannot assure you that it will be fully realized.

We have net deferred tax assets of $551,000 as of December 31, 2009. We did not establish a valuation allowance against our federal net deferred tax assets as of December 31, 2009 because we believe that it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, we estimated future taxable income based on management prepared forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which could have a material temporary adverse effect on our results of operations and financial condition.

A decline in our stock price or expected future cash flows, or a material adverse change in our results of operations or prospects, could result in impairment of our goodwill.

A significant and sustained decline in our stock price and market capitalization below book value, a significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or other factors could result in impairment of our goodwill. If we were to conclude that a write-down of goodwill is necessary, then the appropriate charge would likely cause a material loss.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with other commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our primary market areas and elsewhere.

Additionally, we face competition from de novo community banks, including those with senior management who were previously affiliated with other local or regional banks or those controlled by investor groups with strong local business and community ties. These de novo community banks may offer higher deposit rates or lower cost loans in an effort to attract our customers, and may attempt to hire our management and employees.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry.

Changes in interest rates could adversely affect our results of operations and financial condition.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Accordingly, changes in interest rates could decrease our net interest income. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and the ability to realize gains from the sale of our assets, all of which ultimately affects earnings. Economic events prompted the Federal Reserve, beginning in September 2007, to reduce its federal funds rate. Due to the rapid decline in interest rates, we were unable to recalibrate our liabilities at the same rate at which loan rates declined. As a result, the net interest margin was impacted negatively during 2009 and is expected to continue into 2010. If the Federal Reserve’s federal funds rate remains at extremely low levels or does not increase above our interest rate floors, our funding costs may increase which will negatively impact the net interest margin and our financial performance.

We rely heavily on the services of key personnel and the unexpected loss of any of those personnel could adversely affect our operations.

In November 2009, Gregory B. Jones resigned as our chief executive officer, and this position was assumed by Nathaniel F. Hughes (in addition to his then existing role as president) on an interim basis until a permanent successor is named. The search for the successor is ongoing and will give consideration to external and internal candidates, including Mr. Hughes unless he declines such consideration. Under the terms of the letter dated March 30, 2010 we received from the Federal Reserve Bank, however, we must first give notice to the Federal Reserve Bank before undertaking any change in our senior executive management. See “RECENT DEVELOPMENTS — Federal Reserve Bank Restrictions.” We rely on the strategies and management services of Mr. Hughes, particularly during this critical transition period. Although we have entered into an employment agreement with Mr. Hughes, the loss of his services could have a material adverse effect on our business, results of operations and financial condition. We are also dependent on certain other key officers who have important customer relationships or are instrumental to our lending and depository operations. Changes in key personnel and their responsibilities may be disruptive to operations and could have a material adverse effect on our financial condition and earnings. We believe that our future results will also depend upon our ability to attract and retain highly skilled and qualified personnel.

We are subject to Tennessee’s anti-takeover statutes and certain charter provisions that could decrease our chances of being acquired even if the acquisition is in the best interest of our shareholders.

As a Tennessee corporation, we are subject to various legislative acts that impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if the acquisition would be in our shareholders’ best interests. Our charter also contains provisions which may make it difficult for another entity to acquire us without the approval of a majority of the disinterested directors on our board of directors. Secondly, the amount of common stock owned by, and other compensation arrangements with, certain of our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals that the board of directors and officers oppose.

The success and growth of our operations will depend on our ability to adapt to technological changes.

The banking industry and the ability to deliver financial services is becoming more dependent on technological advancement, such as the ability to process loan applications over the Internet, accept electronic signatures, provide process status updates instantly, reliable on-line banking capabilities and other customer expected conveniences that are cost efficient to our business processes. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” to encourage companies to provide prospective information, as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. Certain information contained in this prospectus or information incorporated by reference in this prospectus, or in any other written or oral statements made by us in communications with the financial community or contained in documents filed with the Commission, may be considered forward-looking. Forward-looking statements are those not based on historical information, but rather relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures or other financial items, expectations regarding acquisitions, discussions of estimated future revenue enhancements, potential dispositions, and changes in interest rates. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. You can find many of these statements by looking for words such as “will,” “may,” “should,” “could,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “projects,” “goals,” “objectives,” or similar expressions in this prospectus or in documents incorporated herein. Forward-looking statements speak only as of the date made.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties, many of which are beyond our control. We caution readers that the following factors, in addition to other factors mentioned from time to time, may cause actual results to differ materially from those contemplated by the forward-looking statements:

•	our ability to comply with the Action Plans;

•	our ability to sell a substantial amount of the Series A Preferred Stock;

•	unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	increased competition with other financial institutions;

•	changes in economic conditions in our market area;

•	rapid fluctuations or unanticipated changes in interest rates;

•	the effect on us and our industry from difficult market conditions, unprecedented volatility and the soundness of other financial institutions;

•	our inability to restructure our loan portfolio to regulatory acceptable levels and composition;

•	the effect of recent legislative regulatory initiatives;

•	changes in the legislative and regulatory environment; and

•	other factors described under “RISK FACTORS” above.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offering at the subscription price of $25.00 per share. Since the offering is not conditioned on the sale of a minimum number of shares and since it is being conducted on a best efforts basis, with no purchase commitment from any underwriter, we are presenting this information assuming in the alternative that we sell 15%, 50% and 100% of the shares offered.

	Proceeds from Offering
	15%	50%	100%
Gross Offering Proceeds	$2,250,000	$7,500,000	$15,000,000
Maximum Amount of Potential Commissions (1)	22,500	75,000	150,000
Estimated Expenses of the Offering	141,070	141,070	141,070
Net Proceeds	$2,086,430	$7,283,930	$14,708,930

(1)
We intend to pay a commission of 2.0% of the subscription price to any eligible FINRA member firm named on an executed subscription agreement as having assisted the holder with completing such subscription. For purposes of this table we have assumed that we will pay this commission on 50% of the aggregate amount of shares sold in this offering.

We intend to use the net proceeds from the offering to raise the capital necessary to, in order of priority, (i) retire our outstanding indebtedness under our holding company loans with Silverton Bridge Bank, N.A., as successor in receivership to Silverton Bank, N.A. and controlled by the FDIC (estimated to be approximately $5.2 million of principal and accrued interest as of July 31, 2010), (ii) fund anticipated holding company expenses over the next 12 months, including dividends that will accumulate with respect to the Series A Preferred Stock until such time as we are permitted to declare and pay such dividends (estimated to be approximately $1.6 million over the next 12 months), and (iii) provide the balance, if any, as additional capital to the Bank so that it may meet the capital levels required under the Action Plans. Our two holding company loans have maturity dates of April 1, 2011 (with respect to the revolving line of credit loan) and July 1, 2014 (with respect to the term loan), and interest accrues on the outstanding indebtedness at an annual rate equal to the greater of prime plus 3% or 6.25%.

DETERMINATION OF OFFERING PRICE

Our Series A Preferred Stock is a new issue for which there is no existing market. The offering price has been determined by management and our board of directors. In establishing the offering price, management and the board of directors considered various factors that they deemed relevant, including among other things:

•	our current financial condition and operating performance as presented in our financial statements;

•	our regulatory status;

•	the market value of our Common Stock;

•	the number of shares sought to be issued;

•	the amount sought to be raised;

•	the conversion price and conversion rate;

•	the anticipated impact of the offering on the market price of our Common Stock; and

•	market factors and considerations based upon similar equity issuances by other issuers.

NONE OF THE BOARD OF DIRECTORS OR MANAGEMENT HAS EXPRESSED AN OPINION OR HAS MADE ANY RECOMMENDATION AS TO WHETHER ANY CURRENT SHAREHOLDER SHOULD PURCHASE SHARES IN THE OFFERING. ANY DECISION TO INVEST IN THE SERIES A PREFERRED STOCK MUST BE MADE BY EACH INVESTOR BASED UPON HIS OR HER OWN EVALUATION OF THE OFFERING IN THE CONTEXT OF HIS OR HER BEST INTERESTS. WE WILL NOT SEEK AN OPINION CONCERNING THE FAIRNESS OF THE OFFERING PRICE FOR ANY PERSON OR PURPOSE.

THE OFFERING

We are offering to sell up to 600,000 shares of our Series A Preferred Stock at a price of $25.00 per share. This offering will be made to our shareholders and our and the Bank’s officers, directors and employees who are residents of those states in which this offering is being made. We are offering these shares on a “first come, first served” basis. We do not intend to sell less than 400 shares or more than 100,000 shares to any person, although we reserve the right to make exceptions in our sole discretion. The offering of shares of Series A Preferred Stock to the Offerees is being made only through the efforts of our directors and executive officers. Once made, subscriptions may not be revoked by subscribers.

Shares of Series A Preferred Stock not purchased by Offerees within four weeks of the effective date of this prospectus may be made available to the public through any eligible broker or dealer named in a subscription agreement as having assisted the subscriber in making the investment. Shares of Series A Preferred Stock sold through eligible brokers or dealers will be sold at a price of $25.00 per share and we will pay a commission equal to 2.0% of that amount. We may commence to offer shares through brokers and dealers at any time after the expiration of the four week period referred to at the beginning of this paragraph. Unless extended by us in our sole discretion, this offering will terminate 180 days after the effective date of this prospectus.

We will conduct the offering solely on a best efforts, no minimum basis, which means there are no purchase commitments from underwriters and no minimum number of shares that must be sold in the offering in order to accept subscriptions and close the offering. With respect to shares offered, all funds will be placed in a segregated account at the Bank pending our acceptance of the associated subscriptions. Accordingly, we may raise less than $15,000,000 in the offering and the funds from any subscriptions we accept will be immediately available to us. As soon as practicable after the acceptance of any subscription, we will cause to be sent certificates for shares of Series A Preferred Stock representing the subscriptions accepted by us. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be returned, without interest, as soon as practicable. We reserve the right to amend or terminate the offering at any time.

How to Subscribe

Each investor who desires to purchase Series A Preferred Stock in the offering should:

•	complete, date and sign the subscription agreement, including the Form W-9, accompanying this prospectus;

•	make payment by personal check, bank or cashier’s check, or wire transfer payable to Cornerstone Bancshares, Inc., in the amount of $25.00 for each share subscribed for in the offering; and

•
transmit the completed subscription agreement, together with payment in full for all shares subscribed for (unless payment is made separately by wire transfer), by mail, hand delivery or overnight or express courier service, to:

Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, Tennessee  37402

If payment of the subscription price is to be made by wire transfer, the following wire instructions should be used:

Cornerstone Community Bank
ABA: 061304363
FBO Cornerstone Bancshares, Inc.
Acct: 143036803

Your completed subscription agreement, together with payment in full for the number of shares for which you wish to subscribe in this offering, must be received by us prior to our termination of the offering.

DELIVERY TO AN ADDRESS OR IN A MANNER OTHER THAN THOSE INDICATED ABOVE DOES NOT CONSTITUTE GOOD DELIVERY TO US.

If the amount you send with your subscription is insufficient to purchase the number of shares that you indicate are being subscribed for, or if you do not specify the number of shares to be purchased, then we will treat your subscription as one to purchase shares to the full extent of the payment sent.

FAILURE TO INCLUDE THE FULL OFFERING PRICE WITH YOUR SUBSCRIPTION AGREEMENT MAY CAUSE US TO REJECT YOUR SUBSCRIPTION.

The method of delivery of subscription agreements and payment of the offering price will be at your election and risk. If you send your subscription by mail, we recommend that you use registered mail, return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the termination date. You will be required to pay the additional postage costs relating to registered mail.

We will decide all questions concerning the timing, validity, form and eligibility of subscription agreements received and our decisions will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported subscription. Subscription agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give a subscriber notice of any defect or irregularity in the submission of subscription agreements or incur any liability for failure to give such notification.

SUBSCRIPTIONS FOR SERIES A PREFERRED STOCK MAY NOT BE REVOKED BY SUBSCRIBERS.

Intentions of Directors, Executive Officers and Others

As of the date of this prospectus, our directors and executive officers, including their affiliates, beneficially own approximately 17.1% of the outstanding shares of our Common Stock. We contemplate that all of our directors and a majority of our executive officers will subscribe for shares of Series A Preferred Stock in this offering, but we presently do not know how many shares they intend to purchase. Each director and executive officer who purchases shares in this offering will purchase with the intent of holding the shares as an investment.

Regulatory Limitation

We will not be required to issue shares of Series A Preferred Stock in the offering to any person who, in our judgment, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if such clearance or approval has not been obtained or any required waiting period has not expired prior to our termination of the offering. In our sole discretion, we may conditionally accept subscriptions where the required regulatory approvals have not been received, in which case all funds received in payment of the offering price will remain in a segregated account pending the receipt of the required regulatory approvals. If we conditionally accept a subscription pending regulatory approval, and if any required regulatory approval is not received prior to the termination of this offering, you will not receive any shares in the offering and you will receive a refund of your payment of the offering price as soon as practicable by mail. You will not receive any interest on your subscription funds while they are on deposit with the Bank and any refund will be without interest. Our determination as to whether clearance or approval is required will be final and binding.

Nonqualified States or Foreign Countries

We have made a reasonable effort to comply with the securities laws of all states in the United States in which current shareholders reside. We will not provide subscription materials to any person who resides in any foreign country or in any state of the United States if we determine that compliance with the securities laws of such country or state would be impracticable, and we will not accept any subscriptions from subscribers located in those states or countries.

MARKET PRICE OF OUR COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

Market Information and Dividends

Our Common Stock is quoted on the OTC Bulletin Board, or OTCC, under the symbol CSBQ but is not listed on a national securities exchange. There are ten market makers who provide a market for our Common Stock. The table below presents quarterly high and low bid prices per share of our Common Stock, as reported by published sources, and cash dividends declared on our Common Stock for the last two fiscal years. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Bid Price Per Share of Common Stock		Cash Dividends
	High	Low	Paid Per Share
2010 Fiscal Year
First Quarter	$2.75	$2.10	$—
Second Quarter (through May 4, 2010)	$4.75	$2.40	—

2009 Fiscal Year
First Quarter	$6.00	$3.50	$0.07
Second Quarter	6.00	4.00	0.03
Third Quarter	5.77	2.65	—
Fourth Quarter	3.71	1.95	—

2008 Fiscal Year
First Quarter	$10.90	$7.99	$0.07
Second Quarter	8.95	5.85	0.07
Third Quarter	7.25	5.25	0.07
Fourth Quarter	6.00	4.75	0.07

The last reported bid price per share of our Common Stock as quoted on the OTCBB was $        on               , 2010. As of              , 2010, there were approximately          holders of record of our Common Stock. This number does not include shareholders with shares in nominee name held by The Depository Trust Company, or DTC. As of              , 2010, there were approximately            shares held in nominee name by DTC. As of               , 2010, the most recent date records were available, there were             shares of Common Stock subject to outstanding options or warrants to purchase, or securities convertible into our Common Stock and           shares that could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or that we have agreed to register under the Securities Act for sale by security holders.

Pursuant to its letter dated March 30, 2010, the Federal Reserve Bank has restricted our ability to declare or pay any dividends. Therefore, no further dividends will be paid to our shareholders until such time as the Federal Reserve Bank may terminate or waive this restriction, which is not likely to occur until the financial condition of the Bank significantly improves and similar dividend restrictions currently imposed on the Bank by the FDIC and the TDFI are terminated. See “RECENT DEVELOPMENTS.”

At such time as the restrictions on dividend payments referenced above no longer apply, our board of directors will evaluate the amount of future dividends to be declared and paid, if any, after capital needs required for expected growth of assets are reviewed. Subject to the prior dividend rights of the holders of Series A Preferred Stock, the payment of dividends on Common Stock is solely within the discretion of our board of directors, considering our expenses, the maintenance of reasonable capital and risk reserves, and appropriate capitalization requirements for state banks. Any dividend payable on the Series A Preferred Stock that is not declared by our board of directors or paid will accumulate.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2009:
Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders:	899,925	$6.53	486,225
Equity compensation plans not approved by security holders:	0	$0.00	80,000
Total	899,925	$6.53	566,225

PLAN OF DISTRIBUTION

With respect to shares of Series A Preferred Stock to be offered to Offerees, our executive officers and directors will contact these persons by correspondence informing them that we are conducting an offering of securities pursuant to the terms of a prospectus. The correspondence will direct any person interested in purchasing shares of Series A Preferred Stock offered in the offering to contact us to learn more about the offering. With respect to any person who contacts us, we will offer securities for sale by the delivery of a copy of this prospectus and a subscription agreement.

With respect to any shares not sold to Offerees, we intend to approach FINRA-registered brokers and dealers (although we intend to exclude banks that are our competitors) and invite them to offer shares of Series A Preferred Stock for sale to the public. We have not at this time invited any such brokers or dealers to offer shares of our Series A Preferred Stock. We have not at this time made a determination of which brokers and dealers we will invite to offer shares of our Series A Preferred Stock or on which terms such invitations will be made other than that we have determined that we will pay a commission equal to 2.0%.

OUR BUSINESS

Cornerstone Bancshares, Inc. was incorporated on September 19, 1983 under the laws of the State of Tennessee. We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and were formerly known as East Ridge Bancshares, Inc. We are headquartered in Chattanooga, Tennessee, and have one wholly-owned subsidiary: Cornerstone Community Bank, a Tennessee banking corporation, which resulted from the merger of The Bank of East Ridge and Cornerstone Community Bank effective October 15, 1997. The Bank has one wholly-owned subsidiary: Eagle Financial, Inc., a Tennessee corporation, created December 1, 2005 with the assets acquired from Eagle Financial, LLC, a Tennessee limited liability company, and Eagle Funding, LLC, a Nevada limited liability company.

Cornerstone Bancshares, Inc.

The Company’s primary activity is, and is expected to remain for the foreseeable future, the ownership and operation of the Bank. As a bank holding company, we intend to facilitate the Bank’s ability to serve its customers’ requirements for financial services. The holding company structure also provides flexibility for expansion through the possible acquisition of other financial institutions and the provision of additional banking-related services, as well as certain non-banking services, which a traditional commercial bank may not provide under present laws. The holding company structure also affords additional flexibility in terms of capital formation and financing opportunities.

Cornerstone Community Bank

The Bank is a Tennessee-chartered commercial bank established in 1985 which has its principal executive offices in Chattanooga, Tennessee. The principal business of the Bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, consumer loans and residential and commercial construction loans. Funds not invested in the loan portfolio are invested by the Bank primarily in obligations of the U.S. Government, U.S. Government agencies, various states and their political subdivisions. In addition to deposits, sources of funds for the Bank loans and other investments include amortization and prepayment of loans, sales of loans or participations in loans, sales of its investment securities and borrowings from other financial institutions. The principal sources of income for the Bank are interest and fees collected on loans, fees collected on deposit accounts and interest and dividends collected on other investments. The principal expenses of the Bank are interest paid on deposits, employee compensation and benefits, office expenses and other overhead expenses.

The Bank has five full-service banking offices located in Hamilton County, Tennessee. In 2007, the Bank established two loan production offices (“LPO”). The first LPO is located in Dalton, Georgia, and has expanded the Bank’s presence in North Georgia. In September 2009, the Bank closed the second LPO, which was located in Knoxville, Tennessee.

Eagle Financial, Inc.

Eagle’s business concentrates on the purchase of accounts receivable from small businesses and commercial loan placement on a conduit basis. The principal sources of Eagle’s income are fees derived from the collection of accounts receivable and fees generated from the placement of loans with conduit financial institutions. Eagle’s principal expenses are employee compensation and benefits, office expenses and other overhead expenses. The Company previously owned and operated Eagle. However, on June 30, 2009, the Company sold its interest in Eagle to the Bank. This transaction allowed the Bank to consolidate additional capital and improve its regulatory capital position.

Employees

As of December 31, 2009, we had 105 full-time equivalent employees. The employees are not represented by a collective bargaining unit. We believe that our relationship with our employees is good.

Competition

All phases of our banking activities are highly competitive. The Bank competes actively with 29 commercial banks, as well as finance companies, credit unions and other financial institutions located in its service area, which includes Hamilton County, Tennessee.

The Bank’s deposits totaled approximately $429.2 million as of March 31, 2010. The deposit base represents approximately 4.2% of the deposit base in the Chattanooga, Tennessee MSA, with three major regional banks (each with over 20 branches in the MSA) representing approximately 53.8% of the deposits in the Chattanooga, Tennessee MSA. These larger financial institutions have greater resources and higher lending limits than the Bank. There are also several credit unions located in Hamilton County, Tennessee. Credit unions are not subject to the same income tax structure as commercial banks. This advantage enables credit unions to offer competitive rates to potential customers. The Bank also faces competition in certain areas of its business from mortgage banking companies, consumer finance companies, insurance companies, money market mutual funds and investment banking firms, some of which are not subject to the same degree of regulation as the Bank.

The Bank competes for deposits principally by offering depositors a variety of deposit programs with competitive interest rates, quality service and convenient locations and hours. The Bank focuses its resources to seek out and attract small business relationships and take advantage of its ability to provide flexible service that meets the needs of this customer class. We feel this market niche is the most promising business area for the future growth of the Bank.

Properties

As of March 31, 2010, our principal offices were located at 835 Georgia Avenue, Chattanooga, Tennessee 37402. In addition, the Bank operates five full-service branches and one loan production office that are located at:

Banking Branches	4154 Ringgold Road, East Ridge, Tennessee (owned by the Bank)
5319 Highway 153, Hixson, Tennessee (owned by the Bank)
2280 Gunbarrel Road, Chattanooga, Tennessee (owned by the Bank)
8966 Old Lee Highway, Ooltewah, Tennessee (owned by the Bank)
835 Georgia Avenue, Chattanooga, Tennessee (leased by the Bank)

Loan Production Office	202 West Crawford Street, Dalton, Georgia (leased by the Bank)

The Georgia Avenue facility located in downtown Chattanooga, Tennessee serves as a branch location for the Bank’s customers as well as our executive offices. The Bank also owns a vacant building and lot at 103 S. Campbell Station Road Knoxville, Tennessee which is currently for sale. We lease and operate a service center to facilitate all of our noncustomer contact functions located at 6401 Lee Corners, Suite 119, Chattanooga, Tennessee.

Supervision and Regulation

As a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Act”), we are registered with and regulated by the Federal Reserve. We are required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require pursuant to the Act. The Federal Reserve may also make examinations of us and the Bank. We are also required to comply with the rules and regulations of the Commission under federal securities laws.

As a Tennessee-chartered commercial bank, the Bank is subject to the supervision and regulation of the Tennessee Department of Financial Institutions. In addition, the Bank’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and consequently, the Bank is also subject to regulation and supervision by the FDIC. The Bank is not a member of the Federal Reserve System.

Federal and state banking laws and regulations govern all areas of our operations, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state banking agencies also have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe or unsound banking practice. The TDFI, FDIC and Federal Reserve have the authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

FDIC Insurance of Deposit Accounts

Deposits of the Bank are insured by the FDIC to a maximum of $250,000 for each insured depositor through the DIF. As an insurer, the FDIC issues regulations, conducts examinations and generally supervises the operations of its insured institutions (institutions insured by the FDIC hereinafter are referred to as “insured institutions”). Any insured institution which does not operate in accordance with or conform to FDIC regulations, policies and directives, may be sanctioned for non-compliance. For example, proceedings may be instituted against an insured institution if the institution or any director, officer or employee thereof engages in unsafe and unsound practices, is operating in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. If insurance of accounts is terminated by the FDIC, the deposits in the institution will continue to be insured by the FDIC for a period of two years following the date of termination. The FDIC recommends an annual audit by independent accountants and also periodically makes its own examinations of insured institutions, including the Bank. The FDIC may revalue assets of an institution, based upon appraisals and other analyses and require establishment of general or specific reserves in amounts equal to the difference between such reevaluation and the book value of the assets.

On September 15, 1992, the FDIC approved final regulations adopting a risk-related deposit insurance system. The risk-related regulations, which became effective January 1, 1993, resulted in a significant spread between the highest and lowest deposit insurance premiums. Under the risk-related insurance regulations, each insured depository institution is assigned to one of three risk classifications: “well capitalized,” “adequately capitalized,” or “under capitalized.” Within each risk classification, there are three subgroups. Each insured institution is assigned to one of these subgroups within its risk classification based upon supervisory evaluations submitted to the FDIC by the institution’s primary federal regulator. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Subsequent to the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), the FDIC issued risk-based bank capital guidelines which went into effect in stages through 1992. In accordance with the FDIC’s risk-based standards, an institution’s assets and off-balance sheet activities are categorized into one of four risk categories, with either a 0%, 20%, 50%, or 100% amount of capital to be held against these assets. In addition, the guidelines divide capital instruments into Tier 1 (core) capital and Tier 2 (supplementary) capital. The risk-based capital adequacy guidelines require that (i) Tier 1 capital equal or exceed 4.0% of risk-weighted assets; (ii) Tier 2 capital may not exceed 100% of Tier 1 capital, although certain Tier 2 capital elements are subject to additional limitations; (iii) assets and off-balance sheet items must be weighted according to risk; and (iv) the total capital to risk-weighted assets ratio must be at least 8.0%. The FDIC’s current leverage capital requirement requires banks receiving the highest regulatory rating based upon the FDIC’s routine examination process, to maintain Tier 1 capital equal to 3.0% of the bank’s total assets. The FDIC may determine that an insured institution needs to maintain a higher capital level based on the institution’s particular risk profile. When determining an insured institution’s minimum capital level, the FDIC will consider whether the financial history or condition, managerial resources, the future earnings prospects, significant risks from concentrations of credit or nontraditional activities, excessive interest rate risk exposure, or a significant volume of criticized assets poses a risk to the insured institution’s capital adequacy.

Certain provisions of the Federal Reserve Act, made applicable to the Bank by Section 18(j) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. §1828(j)) and administered with respect to the Bank by the FDIC, establish standards for the terms of, limit the amount of, and establish collateral requirements with respect to any loans or extensions of credit to, and investments in, affiliates by the Bank as well as set arms-length criteria for such transactions and for certain other transactions (including payment by the Bank for services) between the Bank and its affiliates. In addition, related provisions of the Federal Reserve Act and the Federal Reserve regulations (also administered with respect to the Bank by the FDIC) limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal shareholders of the Bank and to related interests of such persons.

The FDIC may impose sanctions on any insured bank that does not operate in accordance with FDIC regulations, policies and directives. Proceedings may be instituted against any insured bank or any director, officer or employee of the bank that is believed by the FDIC to be engaged in unsafe or unsound practices, including violation of applicable laws and regulations. The FDIC is also empowered to assess civil penalties against companies or individuals who violate certain federal statutes, orders or regulations. In addition, the FDIC has the authority to terminate insurance of accounts, after notice and hearing, upon a finding by the FDIC that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, or is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule or order of, or condition imposed by, the FDIC. Neither Cornerstone nor the Bank knows of any past or current practice, condition or violation that might lead to termination of its deposit insurance.

Although the Bank is not a member of the Federal Reserve System, it is subject to Federal Reserve regulations that require the Bank to maintain reserves against its transaction accounts (primarily checking accounts). Because reserves generally must be maintained in cash or in non-interest bearing accounts, the effect of the reserve requirements is to increase the Bank’s cost of funds. The Federal Reserve regulations currently require that average daily reserves be maintained against transaction accounts in the amount of 3% of the aggregate of such net transaction accounts up to $52.6 million, plus 10% of the total in excess of $52.6 million.

State of Tennessee Supervision and Regulation

As a commercial bank chartered and regulated by the TDFI, the Bank is subject to various state laws and regulations which limit the amount that can be loaned to a single borrower and the borrower’s related interests, the types of permissible investments, and geographic and new product expansion, among other things. The Bank must submit an application to, and receive the approval of, the TDFI before opening a new branch office or merging with another financial institution. The Commissioner of the TDFI has the authority to enforce state laws and regulations by ordering a director, officer or employee of the Bank to cease and desist from violating a law or regulation or from engaging in unsafe or unsound banking practices.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the type of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. All Tennessee banks, including the Bank, must become and remain insured under the FDIA.

State banks are subject to regulation by the TDFI with regard to capital requirements and the payment of dividends. Tennessee has adopted the provisions of the Federal Reserve’s Regulation O with respect to restrictions on loans and other extensions of credit to bank “insiders”. Further, under Tennessee law, state banks are prohibited from lending to any one person, firm or corporation amounts more than fifteen percent (15%) of the bank’s equity capital accounts, except (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples, or (ii) with the prior approval of the bank’s board of directors or finance committee (however titled), the bank may make a loan to any person, firm or corporation of up to twenty-five percent (25%) of its equity capital accounts. Tennessee law requires that dividends be paid only from retained earnings (or undivided profits) except that dividends may be paid from capital surplus with the prior, written consent of the TDFI. Tennessee laws regulating banks require certain charges against and transfers from an institution’s undivided profits account before undivided profits can be made available for the payment of dividends.

Federal Supervision and Regulation

We are regularly examined by the Federal Reserve, and the Bank is supervised and examined by the FDIC. We are required to file with the Federal Reserve annual reports and other information regarding our business operations and the business operations of the Bank. Approval of the Federal Reserve is required before we may acquire, directly or indirectly, ownership or control of the voting shares of any bank, if, after such acquisition, we would own or control, directly or indirectly, more than 5% of the voting stock of the bank. In addition, pursuant to the provisions of the Act and the regulations promulgated thereunder, we may only engage in, or own or control companies that engage in, activities deemed by the Federal Reserve to be so closely related to banking as to be a proper incident thereto.

We and the Bank are “affiliated” within the meaning of the Act. Certain provisions of the Act establish standards for the terms of, limit the amount of, and establish collateral requirements with respect to, any loans or extensions of credit to, and investments in, affiliates by the Bank, as well as set arms-length criteria for such transactions and for certain other transactions (including payment by the Bank for services under any contract) between the Bank and its affiliates. In addition, related provisions of the Act and the regulations promulgated under the Act limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors, and principal shareholders of the Bank, our Company and any other subsidiary of our Company, and to related interests of such persons.

Under Section 106(b) of the 1970 Amendments to the Act (12 U.S.C. § 1972), the Bank is prohibited from extending credit, selling or leasing property or furnishing any service to any customer on the condition or requirement that the customer (i) obtain any additional property, service or credit from our Company, the Bank (other than a loan, discount, deposit, or trust service) or any subsidiary of our Company; (ii) refrain from obtaining any property, credit or service from any competitor of our Company, the Bank or any subsidiary of our Company; or (iii) provide any credit, property or service to our Company, the Bank (other than those related to and usually provided in connection with a loan, discount, deposit or trust service) or any subsidiary of our Company.

Most bank holding companies are required to give the Federal Reserve prior written notice of any purchase or redemption of their outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the bank holding company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal constitutes an unsafe or unsound practice that would violate any law, regulation, Federal Reserve order or directive or any condition imposed by, or written agreement with, the Federal Reserve. The prior notice requirement does not apply to certain “well-capitalized” bank holding companies that meet specified criteria.

In November 1985, the Federal Reserve adopted its Policy Statement on Cash Dividends Not Fully Covered by Earnings. The Policy Statement sets forth various guidelines that the Federal Reserve believes that a bank holding company should follow in establishing its dividend policy. In general, the Federal Reserve stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the holding company appears consistent with its capital needs, asset quality and overall financial condition.

A bank or bank holding company that is deemed to be in “troubled condition” or that is operating under a formal supervisory action may not, without the prior consent of its primary federal regulator, make a “golden parachute” payment. By letter dated March 30, 2010, the Federal Reserve Bank has notified us that we are in “troubled condition” as a result of the Bank’s condition. See “RECENT DEVELOPMENTS — Federal Reserve Bank Restrictions.” The purposes of the law and the regulations promulgated thereunder include safeguarding the assets of financial institutions and limiting rewards to institution-affiliated parties who may have contributed to the institution’s condition. An “institution-affiliated party” includes any officer, director, employee and controlling stockholder, as well as others who participate in the affairs of a financial institution. Under the FDIC’s regulations, a “golden parachute” payment means any payment in the nature of compensation or an agreement to make such payment for the benefit of any current or former institution-affiliated party of an insured depository institution or its holding company that meets three criteria. First, the payment or agreement must be contingent upon the termination of the institution-affiliated party’s employment or association. Second, the payment or agreement is received on or after, or made in contemplation of, among other things, a termination when the institution or holding company is in a “troubled condition” under the regulations of the applicable banking agency. Third, the payment or agreement must be payable to an institution-affiliated party who is terminated when the institution or holding company meets certain specific conditions, including being subject to a determination that it is in a troubled condition.

Legislation Affecting the Company and the Bank

The following information describes certain statutory and regulatory provisions affecting the Company and the Bank and is qualified in its entirety by reference to such statutory and regulatory provisions. In addition, the financial institutions industry is currently subject to a number of legislative initiatives, and, as such, statutory and regulatory provisions may change.

FIRREA and FDICIA

Far-reaching legislation, including FIRREA and the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), have for years impacted the business of banking. FIRREA primarily affected the regulation of savings institutions rather than the regulation of commercial banks and bank holding companies like the Bank and the Company, but did include provisions affecting deposit insurance premiums, acquisitions of thrifts by banks and bank holding companies, liability of commonly controlled depository institutions, receivership and conservatorship rights and procedures and substantially increased penalties for violations of banking statutes, regulations and orders.

FDICIA resulted in extensive changes to the federal banking laws. The primary purpose of FDICIA was to authorize additional borrowings by the FDIC in order to assist in the resolution of failed and failing financial institutions. However, the law also instituted certain changes to the supervisory process and contained various provisions affecting the operations of banks and bank holding companies.

The additional supervisory powers and regulations mandated by FDICIA, include a “prompt corrective action” program based upon five regulatory zones for banks, in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank’s financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank’s capital leverage ratio reaches two percent (2%). Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC has adopted regulations implementing the prompt corrective action provisions of the FDICIA, which place financial institutions in the following five categories based upon capitalization ratios: (1) a “well capitalized” institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an “adequately capitalized” institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an “undercapitalized” institution has a total risk-based capital ratio of under 8%, a Tier 1 risk-based capital ratio of under 4% or a leverage ratio of under 4%; (4) a “significantly undercapitalized” institution has a total risk-based capital ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a “critically undercapitalized” institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The proposed regulations also establish procedures for “downgrading” an institution to a lower capital category based on supervisory factors other than capital. Various other sections of the FDICIA impose substantial audit and reporting requirements and increase the role of independent accountants and outside directors. Set forth below is a list containing certain significant provisions of the FDICIA:

•	annual on-site examinations by regulators (except for smaller, well-capitalized banks with high management ratings, which must be examined every 18 months);

•	mandated annual independent audits by independent public accountants and an independent audit committee of outside directors for institutions with more than $500,000,000 in assets;

•	new uniform disclosure requirements for interest rates and terms of deposit accounts;

•	a requirement that the FDIC establish a risk-based deposit insurance assessment system;

•	authorization for the FDIC to impose one or more special assessments on its insured banks to recapitalize the Bank Insurance Fund (now called the Deposit Insurance Fund);

•	a requirement that each institution submit to its primary regulators an annual report on its financial condition and management, which report will be available to the public;

•
a ban on the acceptance of brokered deposits except by well capitalized institutions and by adequately capitalized institutions with the permission of the FDIC and the regulation of the brokered deposit market by the FDIC;

•
restrictions on the activities engaged in by state banks and their subsidiaries as principal, including insurance underwriting, to the same activities permissible for national banks and their subsidiaries unless the state bank is well capitalized and a determination is made by the FDIC that the activities do not pose a significant risk to the insurance fund;

•
a review by each regulatory agency of accounting principles applicable to reports or statements required to be filed with federal banking agencies and a mandate to devise uniform requirements for all such filings;

•
the institution by each regulatory agency of noncapital safety and soundness standards for each institution it regulates which cover (1) internal controls, (2) loan documentation, (3) credit underwriting, (4) interest rate exposure, (5) asset growth, (6) compensation, fees and benefits paid to employees, officers and directors, (7) operational and managerial standards, and (8) asset quality, earnings and stock valuation standards for preserving a minimum ratio of market value to book value for publicly traded shares (if feasible);

•	uniform regulations regarding real estate lending; and

•
a review by each regulatory agency of the risk-based capital rules to ensure they take into account adequate interest rate risk, concentration of credit risk, and the risks of non-traditional activities.

Gramm-Leach-Bliley Act

The activities permissible to us were substantially expanded by the Gramm-Leach-Bliley Act (the “Gramm Act”). The Gramm Act repeals the anti-affiliation provisions of the Glass-Steagall Act to permit the common ownership of commercial banks, investment banks and insurance companies. The Gramm Act amended the Act to permit a financial holding company to engage in any activity and acquire and retain any company that the Federal Reserve determines to be (i) financial in nature or incidental to such financial activity, or (ii) complementary to a financial activity and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Gramm Act also modifies current law relating to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including us, from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to “opt out” of the disclosure.

Temporary Liquidity Guarantee Program

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program (“TLGP”). The TLGP was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the U.S. Treasury, as an initiative to counter the system-wide crisis in the nation’s financial sector. Under the TLGP, the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions and (ii) provide unlimited FDIC deposit insurance coverage for noninterest bearing transaction deposit accounts, Negotiable Order of Withdrawal Accounts (commonly known as NOW accounts) paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts (commonly known as IOLTA) held at participating FDIC-insured institutions through June 30, 2010. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. The Bank elected to participate in the unlimited deposit insurance coverage for noninterest bearing transaction deposit accounts, but declined to participate in the senior unsecured debt guarantee coverage.

Future Legislation

Legislation is regularly introduced in both the United States Congress and the Tennessee General Assembly that contains wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. Such legislation may change banking statutes and our operating environment in substantial and unpredictable ways and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance, depending upon whether any of this potential legislation will be enacted and, if enacted, the effect that it or any implementing regulations would have on our financial condition or results of operations.

Financial Regulatory Reform Legislation – General

Financial regulatory reform legislation pending in the United States Congress may impact all regulated financial institutions, including us. Bills pending include the “Wall Street Reform and Consumer Protection Act of 2009,” which passed the House of Representatives on December 11, 2009 (the “Wall Street Reform Act”). This bill included the provisions of the “Corporate and Financial Institution Compensation Fairness Act of 2009 (the “Compensation Fairness Act” ), which the House previously passed on July 31, 2009. Examples of provisions in pending legislation follow but are not intended to be all inclusive.

Say on Pay and Say on Parachutes Provisions

The Compensation Fairness Act incorporated the principal aspects of the Obama administration’s legislative proposal on executive compensation and includes corporate governance provisions commonly referred to as “Say on Pay,” and “Say on Parachutes.” The “Say on Pay” provisions apply to all companies that distribute proxies subject to the Commission’s proxy rules. “Say on Pay” requires companies to have an annual stockholder vote to approve the company’s executive compensation and related compensation disclosure. The stockholder vote is advisory only, and the new legislation would not impose any new fiduciary duties on the company’s board of directors. If the “Say on Pay” provisions of the Wall Street Reform Act become part of the final legislation, this practice will be mandatory for all companies subject to the Commission’s proxy rules, including us.

The Wall Street Reform Act also contains “Say on Parachutes” provisions that are similar to the “Say on Pay” rules. Under the Wall Street Reform Act’s version of “Say on Parachutes,” whenever a company asks stockholders to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all of the company’s assets, these companies must propose a stockholder vote to approve any agreement or understanding with certain executive officers concerning any type of compensation, whether present, deferred or contingent based on or related to the proposed transaction. The stockholder vote would be advisory and would not impose new fiduciary duties on directors.

Compensation Committee; Compensation Advisors

The Wall Street Reform Act in its current form requires all companies that have a stock-exchange listing or stock-exchange listed equity to establish a compensation committee that is composed exclusively of independent directors. While federal securities laws, federal tax law, and stock exchange rules already contain definitions of director independence, the bills before Congress may result in a new and more stringent definition of independence for this purpose.

The Wall Street Reform Act and other bills would require that companies grant the board’s compensation committee the power to retain its own independent advisors. The expenses of these advisors would be borne by the company at the discretion of the compensation committee.

Proxy Access

The Wall Street Reform Act and other bills before Congress authorize the Commission to promulgate proxy access rules that allow stockholders to have their director nominees included in the company’s proxy materials.

Consumer Financial Protection Agency

The Wall Street Reform Act creates a new Consumer Financial Protection Agency (the “Agency”) as an independent executive agency to regulate the provision of consumer financial products or services, including (i) the Electronic Funds Transfer Act; (ii) the Equal Credit Opportunity Act; (iii) provisions of the Fair Credit Reporting Act; (iv) the Fair Debt Collection Practices Act; (v) the Home Mortgage Disclosure Act; (vi) the Real Estate Settlement Procedures Act; (vii) the Truth in Lending Act; and (viii) the Truth in Savings Act.

The Wall Street Reform Act further transfers to the Agency authorities concerning consumer financial protection functions of the Federal Reserve, the Comptroller of the Currency, the Director of the Office of Thrift Supervision, the FDIC, the Federal Trade Commission, and the National Credit Union Administration.

Because the exact scope of the Agency’s powers and priorities are not yet well-defined, we cannot yet predict the impact of the formation of this new regulator on the conduct of our business.

MANAGEMENT

Our board of directors is comprised of ten directors, all of whom were elected at our annual meeting of shareholders held on April 29, 2010 to serve for a one year term and until their successors are elected and qualify. The directors of the Company are also the directors of the Bank. All of our executive officers serve at the discretion of the board of directors.

Directors

The names and ages of our current directors, a brief description of their principal occupation and business experience, and certain other information are set forth below.

Name	Age	Principal Occupation and Qualifications
B. Kenneth Driver	74
Vice Chairman and Co-Chief Executive Officer of Fillauer Companies, Inc., a Chattanooga based prosthetic manufacturer, since January 2007. He previously served as President and Chief Operations Officer of Fillauer Companies, Inc. from 1996 to 2007. He has been a director of the Company since 1997. Mr. Driver has extensive experience in the matters involved in running a large public company, has served in several capacities from CFO to President and has expertise in finance and accounting, corporate governance, employee matters, and mergers and acquisitions.

Karl Fillauer	62
Chairman of Fillauer Companies, Inc., a Chattanooga based prosthetic manufacturer, since 1996. He has been a director of the Company since 1997. Mr. Fillauer brings significant executive management experience and insight to the Board and is proficient in matters relating to finance and accounting, corporate governance, employee matters, and mergers and acquisitions.

David G. Fussell	63
Retired Chief Investment Officer (CIO) of Unum Group, a leading worldwide provider of employee benefit insurance. Mr. Fussell was employed by Unum Group and its predecessors for 42 years, including as its Senior Vice President of Investments from 2000 to 2004. He has been a director of the Company since January 2009. As the CIO of a large public company, Mr. Fussell acquired extensive experience in matters relating to finance and accounting, corporate governance, employee matters, mergers and acquisitions, risk assessment, civic affairs, and government relations. His investment background adds material depth to our investment management and risk oversight process. In addition, he also serves on the board of several non-profit organizations.

Nathaniel F. Hughes	51
President and Chief Executive Officer of the Company and the Bank since November 2009. He previously served as President and Chief Financial Officer of the Company and President and Chief Operating Officer of the Bank from June 2004 to November 2009. Prior to this time, Mr. Hughes served as President and Chief Financial Officer of the Company and the Bank from April 2003 to June 2004, and as Executive Vice President and Chief Financial Officer of the Company and the Bank from February 1999 to April 2003. Mr. Hughes has been a director of the Company since April 2003. He has over 25 years experience in the banking and financial services industry, including expertise in finance and accounting. Mr. Hughes possesses extensive knowledge of our business and regulatory environment, including matters affecting public companies. As chief executive, he is intimately involved in our strategic vision and direction and interacts with key executives and constituents within and outside the organization. He also serves on the board of several non-profit organizations.

Name	Age	Principal Occupation and Qualifications
Lawrence D. Levine	80
Retired insurance executive since 2002. Prior to 2002, he was President of Financial Management Corp., a Chattanooga based insurance and financial management company, for over twenty years. He has been a director of the Company since 1997. As a former small business risk management consultant, Mr. Levine brings an extensive amount of experience concerning small business market and risk management. In addition, his background assists us in human resources management. He also serves on the board of several non-profit organizations.

Frank S. McDonald	58
President of FMA Architects, PLLC, a Chattanooga based architectural firm, for more than ten years. He has been a director of the Company since September 2005. Mr. McDonald’s extensive experience in the development and real estate industry assist the Bank’s loan origination process and credit risk management. In addition, he has vast experience in board governance and has served as Chairman of several non-profit organizations.

Doyce G. Payne, M.D.	59
Retired physician of obstetrics and gynecology in the Chattanooga area. He practiced obstetrics and gynecology in the Chattanooga area for more than ten years prior to his retirement in 2004. He has been a director of the Company since 1997. As a resident of Chattanooga, his knowledge of the Chattanooga market fits well with our strategy of focusing on core banking franchise in Hamilton County, Tennessee. He also serves on the boards of several non-profit organizations.

Wesley M. Welborn	51
Chairman of the Board of Directors of the Company and the Bank since November 2009. Mr. Welborn also has served as President of Welborn & Associates, Inc., a Chattanooga based consulting firm specializing in transportation logistics, for more than ten years. He has been a director of the Company since September 2005. Mr. Welborn has served on the boards of numerous trucking companies and associations. In addition, he served on the board of a publicly traded bank for many years and for two terms as a director of the Federal Reserve Bank of Atlanta’s Birmingham Branch. He also serves on the boards of several non-profit organizations.

Billy O. Wiggins	67
President of Checks, Inc., a Chattanooga based specialty check printing company, for more than ten years. He has been a director of the Company since 1997. Mr. Wiggins has expertise in retailing and wholesaling and extensive experience in the matters involved in running a large company, including finance and accounting, corporate governance, employee matters, and mergers and acquisitions.

Marsha Yessick	62
Owner of Yessick’s Design Center, a Chattanooga based interior design company, for more than ten years. She has been a director of the Company since 1997. As the founder and operator of several businesses, Ms. Yessick has developed significant experience in managing and operating businesses of varying sizes. In addition, her background assists us in human resources management.

Executive Officers

The following individuals are our executive officers who are not also directors. Except where designated by an asterisk (*) in the table below (indicating an officer title for both the Company and the Bank), officer titles are only for the Bank.

Name	Age	Principal Occupation	Since
Jerry D. Lee	49	Executive Vice President, Chief Credit Officer	1999
Gary W. Petty, Jr.	35	Senior Vice President, Chief Financial Officer*	2000
Carolyn J. Smith	58	Senior Vice President, Chief Deposit Officer	2000
Robert B. Watson	53	Executive Vice President, Senior Loan Officer	2002

RECENT DEVELOPMENTS

Set forth below is a summary of key developments over the past year that have led to us to conduct this offering.

Asset Quality Deterioration and Covenant Noncompliance Under Holding Company Loans

As a result of negative developments over the past few years in the capital and credit markets generally and in the local areas in which we operate particularly, we have experienced significant declines in our asset quality. Resultant loan losses and related provision expenses greatly reduced our earnings in 2007 and 2008, and led to a net loss of $8.2 million in 2009. Coupled with our continued payments of cash dividends throughout 2007 and 2008 and the first two quarters of 2009, these losses caused material deterioration in the Bank’s capital levels. To assist the Bank in maintaining regulatory capital levels, we drew funds under our line of credit facility with Silverton Bank, N.A. to fund contributions to the Bank’s capital during 2007 and 2008. In March 2009, the line of credit was reworked into two holding company loans (a revolving line of credit and a term loan). However, due to the continuing decline in our financial condition during 2009, we were unable to maintain compliance with certain financial covenants contained in the credit facility agreement relating to these holding company loans. In May 2009, Silverton Bank, N.A. was closed by the Office of the Comptroller of the Currency, and the FDIC, which was named receiver, formed Silverton Bridge Bank, N.A. to take over its operations. In September 2009, the FDIC notified us of our covenant noncompliance and that our holding company loans were eligible for sale to the open market. Our aggregate outstanding indebtedness under these loans was approximately $5.4 million as of December 31, 2009. The loans are secured by our pledge of 100% of the Bank’s common stock. These loans were renewed with Silverton Bridge Bank, N.A. in January 2010. Although we have received a waiver regarding all covenant violations through March 31, 2010, we have not obtained a waiver with respect to subsequent covenant violations.

Joint Examination of the Bank and Downgrade in its Capital Position

On November 12, 2009, following a joint examination of the Bank by the FDIC and the TDFI commenced on October 8, 2009, the FDIC presented us with a letter noting that the Bank had been downgraded from a “well capitalized” to an “adequately capitalized” position within the meaning of applicable FDIC regulations as a result of the decline in the Bank’s capital levels as of September 30, 2009. As a result, the FDIC, among other things, placed restrictions on the Bank’s ability to pay cash dividends, requiring that the Bank first obtain a non-objection from the FDIC. Therefore, we have not received dividends from the Bank since November 12, 2009, which has impaired our ability to service our indebtedness under our holding company loans and contributed to the going concern risk noted by our independent registered public accounting firm in its report dated March 29, 2010. Due to an increase in earnings and a reduction in risk-based assets, the Bank returned to a “well capitalized” position under the FDIC regulations as of March 31, 2010, but is now subject to higher capital requirements under the FDIC and TDFI enforcement actions discussed below.

FDIC and TDFI Enforcement Actions

Following the issuance of a written report by the FDIC and the TDFI concerning their joint examination of the Bank that commenced on October 8, 2009, the Bank entered into a consent order with the FDIC on April 2, 2010 and a written agreement with the TDFI on April 8, 2010, each concerning areas of the Bank’s operations identified in the report as warranting improvement and presenting substantially similar Action Plans for making those improvements.

Under the terms of the Action Plans, the Bank cannot declare or pay cash dividends without the prior written consent of certain officials of the FDIC and the TDFI (the “Joint Officials”). In addition, the Bank is restricted from extending additional credit to certain borrowers whose existing credit has been classified as “loss,” “doubtful” or “substandard” or has been charged off the books of the Bank and, in each case, remains uncollected. Other material provisions of the Action Plans require:

(i)         the following within 30 days after the effective date of the Action Plans:

•
the Board of Directors of the Bank must establish a committee comprised of a majority of non-employee directors to oversee the Bank’s compliance with the Action Plans and report monthly to the full Board;

•
the Bank must retain a bank consultant acceptable to the Joint Officials to develop a written analysis and assessment of the Bank’s management and staffing needs for submission to the Joint Officials within 90 days after the effective date of the Action Plans and subsequent approval and implementation by the Bank;

•	the Bank must restructure its Information Technology Management, Risk Management and Special Assets Committees to include non-employee directors;

•
the Bank must make provisions to its Allowance for Loan and Lease Losses (“ALLL”) in the amount of at least $1.625 million, which has already been completed for the third quarter of 2009, and the Bank must review and amend as necessary its Consolidated Reports of Condition and Income filed with the FDIC after September 30, 2009 to accurately reflect the financial condition of the Bank as of the date of each such report and to contain a reasonable ALLL;

•
the Bank must eliminate from its books all assets or portions of assets classified as “loss” by the FDIC as a result of its examination of the Bank as of October 8, 2009 (and as a result of any future examination while the Action Plans remains in effect); and

•	the Bank must establish a loan review committee comprised of a majority of non-employee directors to periodically review the Bank’s loan portfolio and identify and categorize problem credits;

(ii)	the following within 60 days after the effective date of the Action Plans:

•
the Bank must formulate and submit to the Joint Officials a written profit plan and budget for calendar year 2010 (and any subsequent calendar year for which the Action Plans remain in effect) for quarterly evaluation by the Board based on actual performance;

•
the Bank must prepare and adopt a comprehensive strategic plan for submission to the Joint Officials and subsequent approval and implementation by the Bank, which will be evaluated quarterly against performance by the Board and revised annually thereafter while the Action Plans remain in effect;

•
the Bank must submit a written capital plan to the Joint Officials to (a) increase its Tier 1 Capital to no less than 8% of the Bank’s Average Total Assets; and (b) require the Bank, after establishing an ALLL, to achieve and maintain (1) its Tier 1 Leverage Capital ratio at not less than 8% of the Bank’s Average Total Assets; (2) its Tier 1 Risk-Based Capital ratio at not less than 10% of the Bank’s Total Risk-Weighted Assets; and (3) its Total Risk-Based Capital ratio at not less than 12% of the Bank’s Total Risk-Weighted Assets, which capital plan must include a contingency plan (including a plan to sell or merge the Bank) to be implemented upon written notice from the Joint Officials in the event of the Bank fails to maintain the foregoing capital ratios or submit or implement or adhere to an acceptable capital plan;

•
the Bank must submit to the Joint Officials a written plan to reduce the remaining assets classified as “doubtful” or “substandard” as of October 8, 2009, specifically addressing each asset so classified with a balance of $300,000 or greater and containing a schedule detailing the projected reduction on a quarterly basis;

•
the Bank must enhance and implement policies and procedures to correct credit underwriting and loan administration deficiencies disclosed in the report, including the Bank’s Asset-Based and Commercial Real Estate lending strategy, policies and procedures;

•	the Bank must correct all deficiencies in the loans listed for Special Mention in the Report, as well as the technical exceptions listed in the report;

•	the Bank must formulate and submit to the Joint Officials a written plan for the reduction and collection of delinquent loans;

•
the Bank must eliminate and/or correct all violations of law and regulation noted in the Report and implement procedures to ensure future compliance therewith, and the Bank must also address any contraventions of policy noted in the report; and

•	the Bank must develop, adopt and implement an interest rate risk policy and procedures that include certain minimum requirements;

(iii)	the following within 90 days after the effective date of the Action Plans:

•	the Bank must implement a system of monitoring loan documentation exceptions on an ongoing basis and implement procedures designed to reduce the occurrence of such exceptions in the future;

•	the Bank must establish and enforce an appraisal review policy for identifying appraisals containing weaknesses that bring the appraised value into question; and

•
the Bank must develop and submit to the Joint Officials a written plan (to be reviewed and revised annually thereafter while the Action Plans remain in effect), addressing liquidity, the Bank’s relationship of volatile liabilities to temporary investment, rate sensitivity objectives and asset/liability management.

The written agreement with the TDFI further requires the Bank to develop and implement a written plan for the continued administration of its IT risk management practices and controls. The Bank is required to provide written progress reports to the Joint Officials on a quarterly basis until such time as the requirements of the Action Plans have been accomplished and the Bank has been released in writing from such obligations. The Action Plans will remain in effect until modified or terminated by the FDIC or the TDFI, as the case may be.

Federal Reserve Bank Restrictions

Also as a result of the October 2009 joint examination, we received a letter dated March 30, 2010 from our primary banking regulator, the Federal Reserve Bank. The letter directs us to obtain the written approval of the Federal Reserve Bank before we (i) incur any indebtedness; (ii) declare or pay any dividends; (iii) redeem any corporate stock; or (iv) make any other payment representing a reduction in our capital, except for the payment of normal and routine operating expenses. The letter notes that we are in “troubled condition” under Regulation Y as a result of the Bank’s condition. Therefore, we are required to give notice to the Federal Reserve Bank before we undertake any changes in senior executive management or directorships, and to obtain the approval of the Federal Reserve Bank (with the written concurrence of the FDIC) before we grant or enter into any agreement to provide a golden parachute or severance payment.

In light of the foregoing developments, we are conducting this offering to raise the capital necessary to, in order of priority, (i) retire our outstanding indebtedness under our holding company loans with Silverton Bridge Bank, N.A. (estimated to be approximately $5.2 million of principal and accrued interest as of July 31, 2010), (ii) fund anticipated holding company expenses over the next 12 months, including dividends that will accumulate with respect to the Series A Preferred Stock until such time as we are permitted to declare and pay such dividends (estimated to be approximately $1.6 million for the next 12 months), and (iii) provide the balance, if any, as additional capital to the Bank so that it may meet the capital levels required under the Action Plans. See “USE OF PROCEEDS.”

DESCRIPTION OF THE SERIES A PREFERRED STOCK

This section summarizes specific terms and provisions of the Series A Preferred Stock. The terms of the Series A Preferred Stock will include those stated in an amendment to our charter, which will be filed as an exhibit to this registration statement filed with the Commission of which this prospectus is a part. The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter, as will be amended effective immediately prior to the closing of the offering, including the amendment to the charter for the Series A Preferred Stock. You should read our charter, including the amendment, for a more complete understanding of the terms and provisions of the Series A Preferred Stock.

General

Our charter authorizes the issuance of up to 2,000,000 shares of preferred stock, in any number of classes and series within classes and having the preferences, limitations and relative rights as may be determined from time to time by the board of directors.

When issued, the Series A Preferred Stock will constitute a single series of our preferred stock, consisting of 600,000 shares, no par value, having a liquidation preference of (i) $25.00 per share (the “Original Issue Price” and subject to adjustment as provided herein) and (ii) the amount of all accumulated and unpaid dividends. The holders of the Series A Preferred Stock will have no preemptive rights. All of the shares of the Series A Preferred Stock, when issued and paid for, will be validly issued, fully paid and non-assessable.

Under applicable provisions of Tennessee law, we will not be entitled to create or issue any class or series of our capital stock having rights or preferences with respect to dividends or dissolution that rank senior to or on a parity with the Series A Preferred Stock without the approval of the holders of the shares of our Series A Preferred Stock then outstanding, voting together as a single class. We may, however, from time to time, without notice to or consent from holders of the Series A Preferred Stock, create and issue Junior Stock (defined below).

Ranking

The Series A Preferred Stock will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

•
senior to our Common Stock and any other class or series of capital stock established after the issue date, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Junior Stock”);

•
on a parity with any class or series of capital stock established after the issue date by our board of directors, the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution; and

•
junior to any class or series of capital stock or series of preferred stock established after the issue date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution.

Dividends

Dividends on the Series A Preferred Stock will be payable quarterly in arrears, if, as and when authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $25.00 per share Original Issue Price, at an annual rate equal to 10% (“Applicable Dividend Rate”). Subject to the foregoing, dividends will be payable in arrears on the 15th day of February, May, August and November of each year (each, a “Dividend Payment Date”), commencing on the later of (i) the first Dividend Payment Date to occur at least 20 calendar days after the date on which shares of Series A Preferred Stock are first issued (the “Original Issue Date”), or (ii) November 15, 2010; provided, however, that in no event will a person who purchases shares of Series A Preferred Stock after July 31, 2010 be eligible for dividends on such shares with respect to the anticipated initial Dividend Period (as defined below) of August 1, 2010 to October 31, 2010. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by our board of directors that is not more than 60 days nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. Each period from and including the first day of February, May, August and November (each, a “Dividend Commencement Date”), commencing with August 1, 2010 (or, if later, the Original Issue Date), to but excluding the next following Dividend Commencement Date is herein referred to as a “Dividend Period.” Dividends payable for each Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled Dividend Payment Date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled Dividend Payment Date, and no interest or other amount will accrue on the dividend so payable for the period from and after that Dividend Payment Date to the date the dividend is paid. The term “business day” means any day that is not Saturday or Sunday and that, in the State of Tennessee, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Dividend Restrictions

Dividends on the Series A Preferred Stock will be cumulative. So long as any share of Series A Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock, and no Common Stock or Junior Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries, unless, in either case, all accumulated and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period, on all outstanding shares of Series A Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series A Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice; (ii) the acquisition by us or any of our subsidiaries of record ownership in Junior Stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians; and (iii) the exchange or conversion of Junior Stock for or into other Junior Stock solely to the extent required pursuant to binding contractual agreements entered into prior to the Original Issue Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by our board of directors may be declared and paid on any of our securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Series A Preferred Stock shall not be entitled to participate in any such dividends.

Redemption

The shares of Series A Preferred Stock will be redeemable at our option and, with the prior approval of the Federal Reserve, if required, in whole or in part, at any time after July 31, 2015, out of funds legally available for payment, at the cash redemption price of $25.00 per share of Series A Preferred Stock, plus declared and unpaid dividends, if any, from any and all Dividend Payment Dates preceding the date fixed for redemption.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, we will select those to be redeemed pro rata or in any other manner as our board of directors may determine to be fair and equitable. Subject to the preceding paragraph, our board of directors shall have the full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred shall be redeemed from time to time.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends shall cease to accumulate or be declared on all shares of the Series A Preferred Stock so called for redemption. These shares will no longer be deemed to be outstanding, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of holders thereof to receive the amount payable on such redemption, without interest.

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us shall revert to authorized but unissued shares of preferred stock of the Company (provided that any such cancelled shares of Series A Preferred Stock may be reissued only as shares of any series of preferred stock other than Series A Preferred Stock).

If we redeem any shares of Series A Preferred Stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the shares of Series A Preferred Stock to be redeemed as their addresses appear on our stock register. Each such notice of redemption shall state: (1) the redemption date; (2) the number of shares of Series A Preferred Stock to be redeemed; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

Notwithstanding the foregoing, if shares of Series A Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series A Preferred Stock at such time and in any manner permitted by such facility.

Optional Conversion Rights

Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, into shares of fully paid and non-assessable shares of our Common Stock at a rate of five (5) shares of Common Stock for each share of Series A Preferred Stock which is converted (which reflects an initial conversion price of $5.00 per share of Common Stock, subject to adjustment as provided in “— Adjustments to the Conversion Price” below), plus cash in lieu of fractional shares. Any adjustment to the conversion price will result in a corresponding adjustment to the conversion rate. To the extent the initial conversion price (or subsequent adjusted conversion price) is increased, you will receive a corresponding decrease in the number of shares of our Common Stock upon conversion, and to the extent the initial conversion price (or subsequent adjusted conversion price) is decreased, you will receive a corresponding increase in the number of shares of our Common Stock upon conversion.

In order to exercise the right to convert shares of Series A Preferred Stock into shares of Common Stock pursuant to such an optional conversion, a holder of Series A Preferred Stock must (i) provide written notice to us that the holder elects to convert the same and setting forth the number of shares of Series A Preferred Stock to be converted and the name or names in which the holder wishes the certificate or certificates for shares of Common Stock to be issued; and (ii) surrender to us the certificate or certificates therefor, duly endorsed for transfer to us (if we so require), at the principal office of our company or of any transfer agent for the Series A Preferred Stock.  Upon receipt of such notification and surrender (the “Optional Conversion Date”), we will, as soon as practicable thereafter, issue and deliver at such office to such holder a certificate or certificates for the number of whole shares of Common Stock to which such holder will be entitled and a check or checks payable to such holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock and the amount of all accumulated but unpaid dividends per share on the shares of Series A Preferred Stock so converted. Any such optional conversion will be deemed to have been made immediately prior to the close of business on the Optional Conversion Date relating thereto. If fewer than all the shares of Series A Preferred Stock represented by a certificate surrendered for conversion are converted, we will issue and deliver to the holder thereof a new certificate representing the unconverted shares without charge to such holder.

Any accumulated but unpaid dividends payable on shares of Series A Preferred Stock that are converted on an Optional Conversion Date or a Mandatory Conversion Date (as defined below), which occurs subsequent to the record date for a Dividend Period shall be paid to the holder of record of the converted shares on (but not before) the Dividend Payment Date relating to such record date.

Mandatory Conversion Rights

We may, at our option, at any time on or after (but at no time before) July 31, 2015, cause some or all of the Series A Preferred Stock at the time outstanding to be mandatorily converted into fully paid and non-assessable shares of Common Stock at the conversion rate in effect on the Mandatory Conversion Date (hereinafter defined) if the Closing Price (hereinafter defined) of each share of Common Stock equals or exceeds 150% of the then applicable Conversion Price on each of the 30 consecutive trading days immediately preceding the date we give notice of such mandatory conversion.

If we elect to cause less than all of the shares of Series A Preferred Stock to be converted, the shares to be converted will be selected either pro rata or in such manner as our board of directors may determine to be fair and equitable. Subject to the paragraph above, our board of directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be converted from time to time pursuant to a mandatory conversion.

In order to exercise the right to convert shares of Series A Preferred Stock into shares of Common Stock pursuant to such a mandatory conversion, we must provide written notice, containing the information required below, to each holder of Series A Preferred Stock subject to such mandatory conversion that we elect to convert the same. The date of a mandatory conversion will be a date selected by us (the “Mandatory Conversion Date”) and will be no more than 20 days and not less than 10 days after the date on which we deliver the notice of mandatory conversion relating thereto. In addition to any information required by applicable law or regulation, the notice of mandatory conversion must state: (i) the Mandatory Conversion Date; (ii) the number of shares of Series A Preferred Stock to be converted; (iii) the number of shares of Common Stock to be issued upon conversion of each share of Series A Preferred Stock; and (iv) the Closing Price and the Conversion Price of each share of Common Stock and Series A Preferred Stock, respectively, on each of the 30 consecutive Trading Days immediately preceding the date we give notice of mandatory conversion. Effective immediately prior to the close of business on a Mandatory Conversion Date, the shares of Series A Preferred Stock subject to such conversion will automatically convert to shares of Common Stock. On the Mandatory Conversion Date, holders of shares of Series A Preferred Stock so converted will be obligated to deliver to us at our principal office (or at such other office as we may designate by notice to such holders) during our normal business hours, the certificate or certificates for the shares so converted, duly endorsed for transfer to us (if we so require). As soon as practicable thereafter, we will issue and deliver to each such holder a certificate or certificates for the number of whole shares of Common Stock to which such holder shall be entitled and a check or checks payable to such holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock and the amount of all accumulated but unpaid dividends per share on the shares of Series A Preferred Stock so converted. Until such time as a holder of shares of Series A Preferred Stock shall surrender such holder’s certificate(s) therefor, such certificate(s) shall be deemed to represent the shares of Common Stock to which such holder shall be entitled upon the surrender thereof. A mandatory conversion will be deemed to have been made immediately prior to the close of business on the Mandatory Conversion Date relating thereto. If fewer than all the shares of Series A Preferred Stock represented by a certificate surrendered for conversion are converted, we will issue and deliver to the holder thereof a new certificate representing the unconverted shares without charge to such holder.

“Closing Price” of any security on any determination date means (i) if the security is primarily traded on the New York Stock Exchange or the Nasdaq Stock Market, closing sale price or, if no closing sale price is reported, the last reported sale price of the security on that date as reported by such exchange, (ii) if the security is primarily traded on any other U.S. national or regional securities exchange, the closing sale price or, if no closing sale price is reported, the last reported sale price of the security on that date as reported in composite transactions for the exchange on which the security is traded, or (iii) if the security is not listed on any such exchange, the last quoted bid price for the security on that date in the over-the-counter market as reported by the OTCBB, Pink OTC Markets or other similar organization, or, if that bid price is not available or if the security is not otherwise publicly traded, the market price of the security on that date as determined in good faith by our board of directors and set forth in a written resolution of our board of directors.

A “trading day” is, with respect to any security that is publicly traded, any day on which the exchange, market or system on which the security is traded is open for the transaction of business and the security is not suspended from trading at the close of business.

Adjustments to the Conversion Price

The conversion price will be subject to adjustment if, after the issue date, any of the following events occur:

•	we subdivide or combine our Common Stock;

•	we subdivide or combine our Series A Preferred Stock; or

•	we reclassify, exchange or substitute the Common Stock issuable upon conversion into the same or different number of shares of any other class or classes of capital stock.

With respect to the first bullet point, in the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

With respect to the second bullet point, in the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Series A Preferred Stock, the Applicable Dividend Rate, Original Issue Price and Liquidation Preference (hereinafter defined) of the Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined into a lesser number of shares of Series A Preferred Stock, the Applicable Dividend Rate, Original Issue Price and Liquidation Preference of the Series A Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

With respect to the third bullet point, if the Common Stock issuable upon conversion of Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of capital stock, whether by capital reorganization, reclassification or others (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of Series A Preferred Stock shall have the right thereafter to convert such shares of Series A Preferred Stock into a number of shares of such other class or classes of capital stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

Upon the occurrence of each adjustment or readjustment of the Conversion Price, we, at our expense, will promptly compute such adjustment or readjustment in accordance with the terms set forth in our charter and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Upon written request of any holder of Series A Preferred Stock, at any time, we will provide a certificate setting forth (i) adjustments and readjustments, (ii) the Conversion Price at the time in effect, (iii) the number of shares of Common Stock and amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Stock.

Any downward adjustment of the Conversion Price of the Series A Preferred Stock may be waived by the consent or vote of the holders of at least a majority of the outstanding shares of such Series A Preferred Stock either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of Series A Preferred Stock.

Fractional Shares

No fractional shares of our Common Stock will be issued to holders of the Series A Preferred Stock upon conversion. In lieu of any fractional share to which the holder would otherwise be entitled, we shall pay cash equal to the product of such fraction multiplied by the Market Value (as defined in the charter) of one share of Common Stock on the date of conversion. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.

Sinking Fund Provisions

There are no sinking fund provisions with respect to our Series A Preferred Stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series A Preferred Stock at the time outstanding will be entitled to receive for each share of Series A Preferred Stock, out of our assets or proceeds thereof (whether capital or surplus) available for distribution to our shareholders, subject to the rights of our creditors, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and other Junior Stock as to such distribution, payment in full in an amount equal to the sum of (i) $25.00 per share of Series A Preferred Stock and (ii) the amount of any accumulated and unpaid dividends, whether or not declared, to the date of payment (such amounts collectively, the “Liquidation Preference”).

In the event that our assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, are not sufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock, the holders of Series A Preferred Stock will share in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

If the Liquidation Preference has been paid in full to all holders of Series A Preferred Stock, the holders of our other capital stock will be entitled to receive all our remaining assets (or proceeds thereof) according to their respective rights and preferences. In other words, a holder of Series A Preferred Stock will not be entitled to participate twice, but rather only as a holder of Series A Preferred Stock or, in respect of shares of Series A Preferred Stock that have been converted to shares of Common Stock, as a holder of Common Stock.

For such purposes, our consolidation or merger with or into any other corporation or entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of our assets, shall not constitute a liquidation, dissolution or winding up.

Voting Rights

The holders of our Series A Preferred Stock will have no voting rights, except as required by Tennessee law.

Miscellaneous

We will at all times reserve and keep available out of the authorized and unissued shares of our Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of our shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, we will take such corporate action as may, in the opinion of our counsel, be necessary to increase our authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

DESCRIPTION OF OTHER CAPITAL STOCK

General

We are currently authorized to issue (i) 20,000,000 shares of Common Stock, $1.00 par value per share, and (ii) 2,000,000 shares of preferred stock, of which (a) 18,000 shares are designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share (“Designated Series A Stock”), and (b) 561.00561 shares are designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $0.01 par value per share (“Designated Series B Stock”).

As of March 31, 2010, we had issued and outstanding 6,500,396 shares of Common Stock and no shares of Designated Series A Stock or Designated Series B Stock. At our 2010 annual meeting of shareholders held on April 29, 2010, our shareholders approved an amendment to our charter to increase the number of authorized shares of Common Stock from 10,000,000 shares to 20,000,000 shares, which amendment was filed with the office of the Secretary of State of the State of Tennessee and became effective on May 4, 2010. Prior to or simultaneously with the filing of the amendment to our charter to establish the Series A Preferred Stock, we will delete the provisions of our charter relating to the Designated Series A Stock and the Designated Series B Stock.

Common Stock

All shares of Common Stock have equal voting, liquidation and dividend rights. All shares of Common Stock now outstanding are fully paid for and non-assessable.

The common stock is quoted on the OTCBB under the symbol CSBQ, but it is not listed on a national securities exchange.

Voting Rights

Each holder of Common Stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends

The holders of outstanding shares of our Common Stock are entitled to receive dividends out of legally available funds at such times and in such amounts as our board of directors may from time to time determine. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

No dividend will be declared or paid during any calendar year on the Common Stock unless and until there has been paid in full (or set aside for purposes of such payment) to the holders of our Series A Preferred Stock accumulated and unpaid dividends on such shares of Series A Preferred Stock through the date on which we propose to pay the cash dividend on the Common Stock.

No Preemptive or Conversion Rights

Holders of shares of our Common Stock do not have preemptive rights to purchase additional shares of our Common Stock and have no conversion or redemption rights.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our Common Stock shall be entitled to receive ratably, in cash or in kind, our assets legally available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of our Series A Preferred Stock and any other preferred stock that may be issued and outstanding having preference over the Common Stock.

Anti-takeover Provisions

Some provisions of our charter and bylaws and the Tennessee Business Corporation Act may be considered to have anti-takeover effects which may hinder or prevent a tender offer, proxy contest or other attempted takeover that shareholders may consider to be in their best interest. Those provisions may allow our board of directors to defend against an attempted transaction that might otherwise result in payment of a premium over the market price of our Common Stock. We describe some of these provisions below:

Special Shareholder Meetings. Our bylaws provide that special meetings of shareholders may be called by a majority of our board of directors, our president, the Commissioner of Financial Institutions and the Federal Deposit Insurance Corporation. However, in order for our shareholders to call a special meeting, we must receive a written notice from the holders of at least ten percent or more of our outstanding shares.

Number of Directors; Vacancies. Our bylaws provide that the board of directors must consist of between nine (9) and fifteen (15) members. We currently have ten (10) directors, and our bylaws provide that the board of directors may increase the number of directors up to the maximum number of fifteen (15) without shareholder approval. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors unless such vacancy was the result of a director being removed by the shareholders at any regular or special meetings of the shareholders.

Bylaw Amendments. Our bylaws provide that the bylaws may be altered, modified, amended or repealed, except for the sections related to duties, term of office and indemnification of directors, at any regular or special meeting of our board of directors where a quorum is present with a three-fourth’s vote.

VALIDITY OF THE SECURITIES

The validity of the securities offered under this prospectus will be passed upon for us by Miller & Martin PLLC. Certain members of Miller & Martin PLLC hold shares of our Common Stock.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Hazlett, Lewis & Bieter, PLLC, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION ABOUT US

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be read and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information may be obtained on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of such materials may also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549. Such reports, proxy statements and other information, as well as those of other registrants that file electronically with the Commission, are also contained on the Internet website maintained by the Commission at www.sec.gov.

We have filed with the Commission a registration statement on Form S-1, of which this prospectus is a part, registering the securities that we may offer under this prospectus. As permitted by the Commission’s rules, this prospectus does not contain all the information required to be set forth in the registration statement or filed as exhibits and schedules to the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any such documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Commission. For further information with respect to our company and the securities offered by this prospectus, we refer you to the registration statement, exhibits and schedules.

A copy of any of the documents referred to above will be furnished, without charge, by writing to us at 835 Georgia Avenue, Chattanooga, Tennessee 37402, Attention: Charlotte Lindeman. In addition, we maintain a corporate website, www.cscbank.com. We make available through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission. This reference to our website is for the convenience of investors as required by the Commission and shall not be deemed to incorporate any information on the website into this registration statement, prospectus and any prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information in other documents we file with the Commission, which means that we can disclose important information to you by referring you to those documents filed separately with the Commission. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the following documents, all of which we have previously filed with the Commission:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2010 Annual Report”), filed with the Commission on March 31, 2010,

•	Our Amendment No.1 on Form 10-K/A to the 2010 Annual Report, filed with the Commission on May 5, 2010;

•	Our Amendment No. 1 on Form 10-Q/A to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, filed with the Commission on May 5, 2010;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the Commission on May , 2010;

•	Our Current Reports on Form 8-K filed with the Commission on February 2, 2010, April 8, 2010, April 14, 2010 and May 5, 2010; and

•	Our Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 26, 2010, and our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 6, 2010.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded. Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with Commission rules.

You may request a copy of any of these filings at no cost by writing or telephoning us at Cornerstone Bancshares, Inc., 835 Georgia Avenue, Chattanooga, Tennessee 37402, Attention: Charlotte Lindeman, (423) 385-3000.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities will be borne by the registrant. Such expenses, other than the SEC registration fee, are estimated to be as follows:

SEC registration fee	$1,070
Legal fees and expenses	100,000
Accounting fees and expenses	15,000
Printing and distributions expenses	15,000
Miscellaneous	10,000
Total	$141,070

Item 14.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act, or the TBCA, provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to a director or officer, no indemnification may be made if such director or officer is adjudged liable on the basis that personal benefit was improperly received by such director or officer. Unless limited by the corporation’s charter, in cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expenses if, in view of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such director or officer was adjudged liable on the basis that personal benefit was improperly received by such director or officer, or (iii) such director or officer breached his or her duty of care to the corporation.

Under its charter, the registrant has the power to indemnify its directors, officers, employees and agents (each, an “indemnitee”) to the fullest extent permitted by the TBCA and its bylaws. The registrant is obligated to indemnify permitted indemnitees only if all of the following conditions are met: (i) the board of directors determines in writing that the indemnitee acted in good faith and in the registrant’s best interest; (ii) the board of directors determines that the payment will not materially affect the registrant’s safety and soundness; (iii) the payment does not fall within a prohibited indemnification under state or federal law or regulation; and (iv) the indemnitee agrees in writing to reimburse the registrant, to the extent not covered by permissible insurance, for payments made in the event that an administrative action brought by a state or federal banking regulator results in a final order or settlement in which the indemnitee is assessed a civil money penalty, is removed or prohibited from banking or is required, under a final order, to cease any action or take any affirmative action. If any provision of the registrant’s charter is found to be in conflict with any state or federal banking laws or regulations or the TBCA, the provisions of governing law and regulation shall govern the conduct of the registrant’s business and board governance.

Under its bylaws, the registrant is obligated to indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the registrant or is or was serving at the request of the registrant as a director, officer, or employee of another corporation or enterprise to the fullest extent authorized by the TBCA against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer or employee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided with respect to proceedings to enforce rights to indemnification, the registrant shall indemnify only if such proceeding (or part thereof) was authorized by the board of directors of the registrant. The foregoing right to indemnification is a contract right and includes the right to be paid by the registrant the expenses incurred in defending any such proceeding in advance of its final disposition, but only if the registrant receives an undertaking by or on behalf of such indemnitee to repay all amounts so advanced if it is ultimately determined by final, non-appealable judicial decision that such indemnitee is not entitled to be indemnified for such expenses under the bylaws or otherwise. The registrant may, to the extent authorized from time to time by its board of directors, grant rights to indemnification and to the advancement of expenses to any agent of the registrant to the fullest extent of the bylaw provisions with respect to the indemnification of and advancement of expenses to directors, officers and employees of the registrant.

The rights to indemnification and to the advancement of expenses conferred under the bylaws are not  exclusive of any other right which any person may have or hereafter acquire under the registrant’s bylaws, any statute, agreement, vote of shareholders or disinterested directors or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a)           Exhibits

Exhibit Number		Description

3.	1	Amended and Restated Charter of the registrant, as amended (incorporated by reference to Exhibit 3.1 of the registrant’s Form 10-Q/A filed on May 5, 2010).
3.	2	Articles of Amendment to the Amended and Restated Charter of the registrant (incorporated by reference to Exhibit 3.1 of the registrant’s Form 8-K filed on May 5, 2010).
3.	3**	Form of Articles of Amendment to the Amended and Restated Charter of the registrant establishing the Series A Preferred Stock.
3.	4	Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 of the registrant’s Form 10-KSB filed on March 24, 2004).
4.	1**	Form of Series A Preferred Stock Certificate.
5.	1**	Opinion of Miller & Martin PLLC.
10.	1
Cornerstone Bancshares, Inc. Statutory and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.1 of the registrant’s Registration Statement on Form S-1 filed on February 4, 2000, as amended (File No. 333-96185)).

10.	2
Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of the registrant’s Registration Statement on Form S-8 filed on March 5, 2004 (File No. 333-113314)).

10.	3
Cornerstone Bancshares, Inc. 2004 Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 99.3 of the registrant’s Registration Statement on Form S-8 filed on March 5, 2004 (File No. 333-113314)).

10.	4	Cornerstone Community Bank Employee Stock Ownership Plan (incorporated by reference to Exhibit 10.1 of the registrant’s Form 8-K filed on July 19, 2005).
10.	5
Key Executive and Employment Agreement with Nathaniel F. Hughes, as amended (incorporated by reference to Exhibit 10.3 of the registrant’s Registration Statement on Form S-1 filed on February 4, 2000 (File No. 333-96185)).

10.	6
Key Executive and Employment Agreement with Jerry D. Lee, as amended (incorporated by reference to Exhibit 10.4 of the registrant’s Registration Statement on Form S-1 filed on February 4, 2000 (File No. 333-96185)).

10.	7
Separation Agreement dated November 12, 2009, by and among Gregory B. Jones, Cornerstone Community Bank and Cornerstone Bancshares, Inc. (incorporated by reference to Exhibit 10.7 of the registrant’s Form 10-K/A filed on May 5, 2010).

21.	1*	Subsidiaries of the registrant.

23.	1*	Consent of Hazlett, Lewis & Bieter, PLLC.
23.	2**	Consent of Miller & Martin PLLC (included in Exhibit 5.1).
24.	1*	Power of Attorney (included on signature page).

	*	Filed herewith
	**	To be filed by amendment

(b)           Financial Statement Schedules

The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on May 7, 2010.

CORNERSTONE BANCSHARES, INC.

By:	/s/ Nathaniel F. Hughes
Nathaniel F. Hughes
President and Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below hereby constitutes and appoints, Nathaniel F. Hughes and Wesley M. Welborn, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto each said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, each acting alone, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wesley M. Welborn	Chairman of Board of Directors and Director	May 7, 2010
Wesley M. Welborn

/s/ Gary W. Petty, Jr.	Senior Vice President and Chief Financial Officer (principal	May 7, 2010
Gary W. Petty, Jr.	financial officer, and principal accounting officer)

/s/ B. Kenneth Driver	Director	May 7, 2010
B. Kenneth Driver

Director
Karl Fillauer

/s/ David G. Fussell	Director	May 7, 2010
David G. Fussell

/s/ Lawrence D. Levine	Director	May 7, 2010
Lawrence D. Levine

/s/ Frank S. McDonald	Director	May 7, 2010
Frank S. McDonald

/s/ Doyce G. Payne, M.D.	Director	May 7, 2010
Doyce G. Payne, M.D.

/s/ Nathaniel F. Hughes	President, Chief Executive Officer and Director (principal	May 7, 2010
Nathaniel F. Hughes	executive officer)

Director
Billy O. Wiggins

/s/ Marsha Yessick	Director	May 7, 2010
Marsha Yessick